P R A X A I R

08043193



SEC Mail
Mail Processing
Section

MAR 17 2008

Washington, DC
106

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

07

CONTENTS

Received SEC
MAR 17 2008
Washington, DC 20549

Dedication and discipline are the drivers of Praxair's strong performance and their impact can be seen in our 2007 results. Whether it is operating our plants and pipelines or investing capital, all our activities are guided by rigorous performance standards. Underlying our success are innovative technologies, world-class engineering and an unwavering commitment to safety and ethical behavior. And it is Praxair people who bring all the elements together to make the enterprise excel. They are a global and diverse team of 28,000 individuals who are collaborative, smart and determined to win. For our customers, they deliver superior reliability, boost efficiency, lower operating costs, and improve environmental performance. As you read this report, you'll learn more about a few of these individuals. And Praxair has a lot more just like them.

FINANCIAL HIGHLIGHTS

DOLLAR AMOUNTS IN MILLIONS,
EXCEPT PER SHARE DATA

YEAR ENDED DECEMBER 31,	2007	2006	2005 (a)
Sales	$9,402	$8,324	$7,656
Operating profit	$1,786	$1,519	$1,293
Income	$1,177	$ 988	$ 732
Diluted earnings per share	$ 3.62	$ 3.00	$ 2.22
OTHER INFORMATION AND RATIOS			
Cash flow from operations	$1,958	$1,752	$1,475
Capital expenditures	$1,376	$1,100	$ 877
After-tax return on capital (b)	15.3%	14.6%	12.8%
Return on equity (b)	24.3%	23.4%	21.3%

(a) 2005 amounts include a $92 million, or $0.28 per share, income tax charge primarily for the repatriation of foreign earnings and do not include the impact of expensing stock options. Also, 2005 income and diluted earnings per share are before the cumulative effect of change in accounting principle.

(b) After-tax return on capital and return on equity are non-GAAP measures defined and reconciled in the "Non-GAAP Financial Measures" section on page 73.

SALES



$7,656
$8,324
$9,402
05
06
07

DILUTED EARNINGS PER SHARE(a)



$2.22
$3.00
$3.62
05
06
07

CASH FLOW FROM OPERATIONS



$1,475
$1,752
$1,958
05
06
07

AFTER-TAX RETURN ON CAPITAL



12.8%
14.6%
15.3%
05
06
07

2007 SALES BY BUSINESS SEGMENT



1.
2.
3.
4.
5.

1. North America 55%
2. South America 17%
3. Europe 14%
4. Asia 8%
5. Praxair Surface Technologies 6%

2007 SALES BY DISTRIBUTION METHOD



1.
2.
3.
4.

1. Packaged Gases (cylinders) 32%
2. Merchant (delivered liquids) 30%
3. On-Site (includes non-cryogenics) 24%
4. Other 14%

2007 SALES BY MARKETS SERVED



1.
2.
3.
4.
5.
6.
7.
8.
9.

1. Aerospace 3%
2. Chemicals 10%
3. Electronics 8%
4. Energy 11%
5. Food & Beverage 7%
6. Healthcare 11%
7. Manufacturing 23%
8. Metals 16%
9. Other 11%

In 2007, the Praxair team delivered outstanding performance in all our major markets around the globe. Sales reached a record level, up 13% over 2006, and earnings were up 21%.

We generated $1.9 billion of operating cash flow and our after-tax return on capital of 15.3% was higher than that of our industry peers as well as many other major companies. Total shareholder return was up 52% compared to 5% for the Standard & Poor's Index.

Our 2007 results continue a record of consistent earnings growth that goes back 15 years. In that time, Praxair's earnings per share have experienced 18% compounded annual growth compared to the Standard & Poor's 500 average of 9%. In addition, Praxair's dividend has increased every year since 1994 and has grown at a compound annual rate of 18%.

Last year the world experienced some difficult economic issues, not the least of which was the spiraling cost of crude oil. Yet we have been able to perform well through these cycles because Praxair's approach to our business is extremely disciplined. We concentrate on geographic markets where we already have a strong market position or where the business fundamentals offer attractive entry opportunities and growth. We work with our customers to provide new technology and innovative applications to improve their economic and environmental performance. We pursue only projects that will give us a good return on our investment.

Our project execution in 2007 was excellent; we completed a record number of projects on time and within budget. We are relentless in our quest for productivity improvement and 2007 was our best year ever with productivity gains contributing $278 million, up 24% over 2006. We are also uncompromising in our commitment to safety, both on and off the job. In 2007, we achieved our best-ever personnel safety performance.

In recent years, we have seen substantial growth in our business serving the energy market. Our products and services are being used for enhanced oil recovery and gas-well fracturing in the U.S. and Canadian Rocky Mountains. Hydrogen demand from refinery customers was up 20% last year, the result of higher volumes of heavy crude oil being refined as well as the need to meet government environmental regulations requiring substantial reductions of sulfur in gasoline and diesel fuel. During the year, our unique hydrogen storage cavern in Texas began commercial operations, ensuring hydrogen supply for customers during periods of peak demand.

Today, we have strong expertise in combustion technologies which lower emissions and increase productivity for energy-intensive industries. Given society's escalating concern over greenhouse gas emissions, those technologies will become even more attractive in the future. We are involved in two planned demonstration projects — one in the U.S., the other in Europe — that will incorporate our oxy-coal technology which enables the capture of carbon dioxide emissions from conventional coal-fired power plants.

Globally, Praxair's business is strong. In Mexico, our sales have grown at about 15% per year, reflecting increasing demand from the domestic manufacturing sector. Last year we acquired a local industrial gases business which added about $75 million in sales and further strengthened our production and distribution network in that country.

In South America, the startup of new plants to supply metals and petrochemical customers generated a 19% increase in sales, while cost controls and productivity improvements resulted in an operating profit increase of 23%. Our joint venture in the distribution of liquefied natural gas in Brazil with the state-owned oil company, Petrobras, has been very successful and has led to new contracts with more than a dozen other industrial customers.

Our European business continued strong growth, particularly in Germany and Spain. We formed a joint venture with Yara International ASA of Norway to develop new opportunities in the on-site gases business as well as promising enhanced-oil-recovery projects in the North Sea. The venture combines Yara's strong market position and name recognition in the Scandinavian region with Praxair's operational expertise and technologies. The global reach of both companies also offers the potential for additional collaboration in other parts of the world.

Across Asia, demand for electronic gases from semiconductor and flat-panel liquid-crystal-display producers in Korea and Taiwan remained strong. We expect significant sales growth in China over the next two years as a number of new projects startup for customers in the petrochemicals, metals and electronics markets. In India, we are actively participating in the modernization of India's infrastructure, working with customers in the metals, petrochemicals, transportation and pharmaceuticals sectors.



STEPHEN F. ANGEL
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER



RICARDO S. MALFITANO
EXECUTIVE VICE PRESIDENT



JAMES S. SAWYER
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER



JAMES J. FUCHS
SENIOR VICE PRESIDENT

TOTAL SHAREHOLDER RETURN



$331
$218
$191
$157
$134
$100
Praxair
Standard & Poor's 500
S5 Materials Index

Cumulative value of $100 invested in Praxair common stock, the S&P 500 Index and the S5 Materials Index on December 31, 2002

Assumes reinvestment of dividends

The S5 Materials Index covers 28 companies, including Praxair

In the U.S., we strengthened our leading industrial gases franchise with the acquisition of 11 packaged gases companies. Praxair Surface Technologies, our global high-performance coatings business, had a great year. Operating profit increased 35% over the prior year from higher volumes and productivity improvements. Demand was strong from both aircraft-engine and industrial gas-turbine manufacturers and is forecast to remain strong over the next few years.

Entering 2008, the U.S. economic outlook contains a number of uncertainties, with industrial production expected to slow compared to 2007. However, our record number of new projects in the pipeline already under contract around the world will add revenues as they start up over the next two to three years, mitigating any potential slower growth in the base business. We have seen no reduction in the number of additional projects coming up for bid, particularly in South America, China, India, Mexico and in the tars sands region of western Canada.

As Praxair expands its industrial and geographic markets, our board of directors serves as an excellent advisory group. We recently welcomed two new directors: Ed Galante, a former senior vice president of Exxon Mobil Corporation, and Larry McVay, former chief operating officer of a BP joint venture in Russia. In addition to their strong energy-industry credentials, Ed and Larry will provide valuable insights into a number of Praxair's key growth markets.

On the next few pages of this report, you will find examples of why I am so confident about Praxair's future. You will see that it is in the hands of a skilled, experienced and diverse global team whose innovations, ingenuity and collaborative spirit continue to create value and increase productivity for our customers.

Steve Angel

Steve Angel
Chairman, President and Chief Executive Officer

February 26, 2008

When he was a chemical engineering student at the University of Pennsylvania, Dante Bonaquist was impatient with theory and anxious to solve real-world problems. In Praxair he found the perfect environment. (After all, the name Praxair is a combination of the Greek "praxis," or practical application, and "air" our primary feedstock.) After joining the company 27 years ago, Dante established an unmatched track record of developing and implementing technologies that have made substantial contributions to Praxair's — and our customers' — performance. He is an inventor or co-inventor on 110 U.S. patents in the areas of air separation technology, advanced control systems, cryogenic refrigeration and systems for hydrogen and energy production. The American Institute of Chemical Engineers has honored him with its Institute Award for Excellence in Industrial Gases.

Many of Praxair's current processes and technologies have Dante's fingerprints all over them. His double-column nitrogen-plant cycle, for which he received his first Praxair patent, formed the basis of Praxair's ultra-high-purity nitrogen plant product line. He was a member of the team that implemented the first example of model predictive control at an air separation facility and he also developed technologies that increased the efficiency of refrigeration generation in air separation facilities.

Today, as senior corporate fellow and chief scientist, he directs hydrogen and energy technology, and ceramic-membrane development programs. He has been instrumental, for example, in developing Praxair's oxy-coal technology which will allow utilities using coal-fired boilers to continue to supply electricity from secure, domestic energy sources while at the same time substantially reducing carbon dioxide and other emissions. In 2007, these developments led to an alliance with Foster Wheeler Corp. to jointly develop and implement this technology, and opportunities to install it at two planned demonstration projects, one in the U.S. and the other in Spain.





Clean hydropower runs Praxair's hydrogen facilities in Niagara Falls, New York, not far from where Dante Bonaquist, senior fellow and chief scientist, leads teams that are identifying and evaluating technologies that contribute to sustainable energy production



Applications technologies are a major reason Praxair's sales typically grow at higher rates than general industrial production. Two to three percent of sales growth each year is generated from Praxair-developed technologies that help customers reduce their energy consumption, improve their environmental performance, or increase product yields—often all three at once. With in-depth knowledge of our customers' processes, Praxair's global network of industry specialists collaborates to offer technical solutions to customers' dilemmas.

Consider the unattractive subject of sludge. Cities and industries around the world face increasing volumes of by-product sludge from their wastewater treatment operations. The sludge often must be disposed of in landfills, but this space is limited in certain regions such as Europe. Add the cost of handling and disposal, and you have a situation begging for a better way.

Enter Paola Amore and Andrea Sandon, who come to the wastewater treatment market armed with engineering degrees and years of experience delving into every aspect of their customers' operations. This results in a comprehensive partnership with the customer which goes beyond pure product sales. They represent a pan-European team that successfully commercialized a new, ozone-based, sludge-reduction technology now being implemented by customers in Italy, Spain and Germany.

The technology was first lab-tested by R&D at Praxair's technology center in Illinois, then field-tested in Europe. Following technical and economic validation, the team was able to sign three commercial contracts within the first year. In addition to reducing sludge by 50 percent or more, the technology increases purification levels and eliminates other unwanted by-products. Best of all, Praxair is positioned as an effective problem-solver and valued, long-term partner. And now that it's gained traction in Europe, the global market network plans to migrate the technology to other regions.



Paola Amore and Andrea Sandon, sales representatives, take a break in Milan, Italy, to celebrate their team's successful introduction of new wastewater treatment technologies to customers in Italy, Spain and Germany.



In addition to his responsibilities at Praxair, Solomon Dadebo has been an adjunct associate professor at the State University of New York at Buffalo where he and other engineers upgraded the senior-year process control course. Throughout his career, he has coached young engineers so that there is a network of Dadebo-mentored individuals in key corporate positions around the world.

Key to Praxair's financial strength and competitive position is balancing growth with substantial productivity improvements, achieved year in and year out at operations around the world. Few have had as much influence on Praxair's ability to stay on the leading edge of industrial gas production processes as Solomon Dadebo, until recently director of Praxair's Global Productivity Center in Tonawanda, New York. Through his technical and managerial leadership, Solomon has implemented and supported advanced process control applications and process efficiency improvements that have generated several million dollars of annual cost savings. For example, his team developed and commercialized real-time optimization technology that is being installed at several multi-plant locations over the next few years. Chemical Processing magazine recognized this achievement in 2006 with its Plant Innovation Award. Solomon is also considered an authority on performance monitoring and model predictive control applications, and holds two U.S. patents in these fields. His colleagues will tell you that much of his success can be attributed to his collaborative approach, working with R&D, engineering and operations teams to rapidly migrate process advancements around the world.

Growing up in Kibi, Ghana, Solomon stood out from his peers at an early age. An excellent student, he soon became a freelance tutor to his junior siblings and other students, and his passion for managing, coaching and developing talent has never waned. After graduating with highest honors from university in Ghana, he emigrated to Canada where he earned master's and doctorate degrees in chemical engineering, specializing in dynamic optimization and non-linear control of chemical processes. In 2008, after a series of successful engineering and technical management assignments, Solomon now assumes a new role as director of Praxair's Pipeline Business Center in Houston, Texas.



ANNE roby U.S. SOUTH REGION | CHARLIE miller NEW BUSINESS

STRONG HYDROGEN DEMAND

The hub of Praxair's hydrogen business is close to the concentration of refineries and chemical plants along the U.S. Gulf Coast. Over the past five years, Praxair hydrogen sales have more than doubled, and demand in North America is forecast to remain strong through 2015. Anne Roby, vice president, U.S. South Region, and Charlie Miller, vice president, refinery business development, expect to play a key role in meeting that future demand.



Most of Praxair's hydrogen is used by petroleum refiners to remove smog- and acid-rain-producing sulfur from gasoline in order to meet rigorous environmental regulations. Refiners also need more hydrogen to refine the increasing volumes of heavier crude oil being processed in their systems. Praxair's 310-mile Gulf Coast hydrogen pipeline, with its unique hydrogen storage cavern, supplies the majority of refineries in the area.

Anne joined Praxair's R&D organization after earning a doctorate in chemical engineering and holds four patents in industrial gas applications. Charlie has more than 30 years of experience in refining operations and management under his belt, and holds eight patents in refining-related technologies. Together, they work with refining customers to help them reduce production costs and meet environmental requirements by applying Praxair's comprehensive suite of refinery services.

Charlie is also looking beyond the U.S. Gulf Coast to hydrogen opportunities in other parts of the U.S. as well as in Canada, China, India, Brazil and Mexico. For example, Praxair will supply Chevron's expansion in Richmond, California, and is well positioned to participate in the development of the Canadian tar sands with its existing pipeline infrastructure in Alberta.



Anne Roby and Charlie Miller are key members of Praxair's hydrogen team that helps petroleum refiners produce cleaner-burning gasoline and lower operating costs.



ASIT gangopadhyay EXECUTIVE DIRECTOR | INDIA

Kolkata-born Asit Gangopadhyay helped spearhead Praxair India's evolution into the country's leading industrial gas supplier that it is today. Back in 1994, India's industrial gas market was highly fragmented, with only one entrenched global gas supplier. Most large industrial companies produced their own gas supplies, and applications technologies tended to be outdated or non-existent. The challenge was not only to build a company but also to build a market by convincing customers to outsource their gas supply. It also required Praxair to form and train teams that could offer new gas applications, to introduce safe and reliable supply systems, and to establish a national production and distribution network while complying with India's complicated foreign-investment rules.

Asit Gangopadhyay brings Praxair's global technology, engineering and systems-management resources to Indian and global companies that are participating in India's dynamic growth.

In this formative environment, Asit's small business-development team won successive accounts with major Indian and global companies. His skills in developing customer relations were further rewarded in 2003 with a major contract with Tata Steel. This success was followed by more business from other steel companies including the government-owned Steel Authority of India. Today, Praxair India operates at 35 locations throughout the country, and additional facilities are under construction. Customers in the automotive, pharmaceutical, food, chemical as well as steel industries are benefiting from Praxair's wide array of applications technologies and supply-system engineering. And Asit sees plenty of opportunity for additional new business in one of the world's most dynamic economies, where industrial production is growing at a rate of 8% to 10% per year.



FLAVIO **ferreira** MANAGER | RAFAELA **melo** SIX SIGMA BLACK BELT

DISTRIBUTION LOGISTICS

When it comes to productivity improvement, people at Praxair are never satisfied. That's why they have launched a series of "best-in-class" initiatives to examine basic work processes and make them the best in the industry. Flavio Ferreira, bulk logistics manager in Rio de Janeiro, is leading the merchant distribution project. The goal is to analyze an already efficient process, find even greater efficiencies, and then replicate the improvements at other Praxair operations around the world.



Merchant distribution involves the delivery of liquid products in cryogenic tank trucks. The improvement project requires orchestration of changes across a broad cross-section of functions such as logistics and routing, strategic and operational planning processes, communications, equipment design and maintenance, driver training and customer service. Applying his combination of analytical skills, in-depth practical experience, and persuasive leadership, Flavio is aiming for enhanced safety, reliability, cost management and asset utilization.

Flavio's partner on the project is Rafaela Melo, one of 114 Praxair Six Sigma black belts worldwide. Black belt status represents an advanced level of expertise in Six Sigma methodologies which have proven to be powerful tools in the quest for maximum productivity. In the decade since Praxair started applying Six Sigma, it has generated significant savings every year — $105 million in 2007 alone.

With Six Sigma firmly integrated into operations worldwide, a complementary methodology, Lean manufacturing, was introduced more recently. In just one year, savings from Lean projects were up more than four-fold, demonstrating that no matter how efficient you think you are, there is always room for improvement.



Based in Rio de Janeiro, Rafaela Melo and Flavio Ferreira are developing a "best-in-class" model of merchant distribution processes for Praxair's operations worldwide.

Associate Engineering Director Honghai Zhu has seen Praxair China grow from an organization of a few dozen people 15 years ago to more than 1,000 employees today, working in 13 wholly-owned and 11 joint-venture companies. And Praxair's growth in China will accelerate in the coming years, as his current assignment illustrates.

He is the project manager of Praxair's largest single investment in China to date — a new air separation plant under construction to supply Jiangsu SOPO (Group) Co.'s acetic acid plant in Zhenjiang in Jiangsu Province, northwest of Shanghai. Scheduled to come on stream in 2009 with a capacity of 3,000 tons of oxygen per day, it will be the largest single-train plant to be built in Asia. As part of the project, oxygen will be integrated into a low-cost coal gasification process that will allow SOPO to use China's ample coal supplies as a feedstock for its chemical operations. The plant will also supply liquid oxygen, nitrogen and argon to the rapidly growing market in East China.



This project is just the latest of several that demonstrate Praxair's ability to design and build the large air separation plants that will be increasingly in demand as energy-related projects get underway not only in China but in other regions of the world.

Shanghai-born and raised Honghai Zhu wanted to be a doctor like his parents and grandparents, but was encouraged to study engineering to inject a little professional diversity into the family. Since earning his chemical engineering and MBA degrees, he has successfully managed a wide variety of production-plant projects throughout China. He is part of a 140-person engineering team based in China that is playing a key role in literally building Praxair's business in one of the world's fastest-growing economies.



As a member of a China-based engineering team, Honghai Zhu, project manager of Praxair's largest investment in China to date, brings to the assignment years of experience in starting up major projects safely, on time and within budget.

MARKET PROFILES

In addition to the offerings highlighted in this table, Praxair supplies the full range of atmospheric, process and specialty gases, and a comprehensive portfolio of supply systems tailored to customers' needs. (The 11% of sales not covered below is generated in a variety of smaller markets.)

MARKETS	PRAXAIR OFFERINGS	CUSTOMER BENEFITS
AEROSPACE 3% OF TOTAL SALES		
SPACE PROGRAM & AEROSPACE TESTING & DEVELOPMENT	– Fuels, oxidizers & purge & pressurizing gases for launch & for engine development & testing – Proven logistics plans for launch & testing – Temporary equipment for small launchers – Electric-propulsion system gases – High-pressure and/or high-flow systems – Liquid oxygen & liquid hydrogen densification – Safety training – Gases & cryogens for wind tunnels, noise chambers & cold simulation chambers	– Single source for gases & delivery systems – COTS systems – Reduced costs – Enhanced safety
AEROSPACE MANUFACTURING	– Metal-joining technology, supplies & services – Nitrogen for advanced composite autoclaves – Helium for leak testing – Purge, inerting & pressurizing gases for welding, annealing, cutting & manufacturing – Dry ice & supercritical carbon dioxide for cleaning – High-performance surface coatings; hard chrome replacement coatings	– Increased productivity – Reduced costs – Longer equipment life – Reduced environmental impact
COMMERCIAL & MILITARY AVIATION	– High-performance coatings for engine blades & other components – Nitrogen for fuel-tank inerting, filling tires & struts, pressurizing – Helium for blimps & weather balloons – Cryogenic fuel-densification systems – Dry ice for food service	– Experience with FAA inerting standards – Extended product life – Higher operating temperatures – Increased fuel efficiency & extended range
CHEMICALS 10% OF TOTAL SALES		
	– Site-gas management services – Productivity solutions – Maintenance & repair gases & equipment – Clean-dry-air systems – Utility management; co-generation – Pipeline & plant services; tank & piping leak detection – In-service API-570 inspection services – Mobile nitrogen pumping services – Specialty gases for process control & analytical applications; specialty gas delivery equipment	– Increased productivity – Lower production & maintenance costs – Consistent product quality – Enhanced safety – Fast turnarounds – Longer equipment life – Reduced environmental impact
BIOTECHNOLOGY/LIFE SCIENCES/ PHARMACEUTICAL	– Cryogenic gases, dry ice & equipment for biological samples shipment & storage – Low-temperature process refrigeration – Ultra-pure instrument & process gases – Supercritical extraction materials – High-accuracy traceable calibration mixtures – Lypholization technology – Oxygen systems & processes for fermentation	– Single source for gases, delivery systems, materials & related services – Sample preservation – FDA compliance – Increased productivity – Temperature control – Reduced environmental impact
ELECTRONICS 8% OF TOTAL SALES		
SEMICONDUCTOR, FLAT-PANEL DISPLAY, LED & SOLAR CELL MANUFACTURING	**Process consumables** – Physical vapor deposition (PVD) sputtering targets – Atomic layer deposition (ALD) precursors – Computer disk & chemical mechanical planarization (CMP) slurries & polishing pads **Fab Infrastructure & services** – Design & installation of advanced bulk & on-site production systems – High-flow bulk specialty-gas delivery systems – Analytical systems & services – Logistics services for spare parts **Process tool solutions** – Electrostatic chucks – Performance coatings – Chamber components spare parts	– Single source for gases, delivery systems, materials & related services – Global distribution, local expertise – Lower total cost of ownership – Improved productivity, enhanced technology – Reduced environmental impact – Reliable supply

MARKETS	PRAXAIR OFFERINGS	CUSTOMER BENEFITS
ENERGY 11% OF TOTAL SALES		
PETROLEUM REFINING	– Integrated supply-chain management – Extensive hydrogen, oxygen & nitrogen pipeline systems – Specialty gases for process control & analytical applications – Hydrogen & energy optimization & system-management services – Pipeline & plant services; tank & piping leak detection – Maintenance & repair gases & equipment – Utility management; co-generation – In-service API-570 inspection services – Mobile nitrogen pumping services – High-performance coatings for pipeline ball valves	– Reliable supply – Environmental compliance – Lower operating & maintenance costs – Increased yield – Reduced losses – Improved product quality – Longer equipment life – Enhanced safety
OIL & GAS PRODUCTION & RECOVERY	– Foam & gas fracturing services – Mobile nitrogen & carbon dioxide pumping services – Cryogenic nitrogen injection & rejection services – Nitrogen & carbon dioxide gas-injection services – Carbon dioxide capture & sequestration – Leak detection for in-situ gas storage, sequestration & EOR sites – High-performance coatings for gate valve & drilling components & well logging tools	– Reliable supply – Reduced environmental impact – Increased productivity – Reduced costs – Identification of potential areas of surface flux, faulty wells & injected gas – Longer equipment life
UTILITY & INDUSTRIAL BOILERS	– Oxygen-enhanced combustion for NOx control – Hydrogen cooling systems for turbine generators – Nuclear reactor cooling water systems – Nitrogen inerting – Specialty gases for process control and analytical applications – In-service API-570 inspection services – High performance coatings for gas & steam turbines – Laser cladding & laser weld overlays for boiler waterwall panels	– Improved safety – Environmental compliance – Reduced costs – Longer equipment life – Increased yield – Reduced stress corrosion – Higher operating temperatures
FOOD AND BEVERAGE 7% OF TOTAL SALES		
	– Food laboratory testing services & data resource center – Standard & ultra-performance cryogenic freezers; cryogenic chilling systems – Equipment design & development compliant with USDA sanitation guidelines – Beverage-carbonation services – Modified-atmosphere packaging systems – Controlled-atmosphere stunning systems	– Improved food safety & product quality – Flavor preservation – Extended shelf life – Increased productivity – Enhanced yield – Improved distribution efficiencies – Reduced capital expenditures
HEALTHCARE 11% OF TOTAL SALES		
HOME CARE	– Home oxygen therapy equipment – Advanced respiratory services, e.g., ventilators & tracheotomy care – Sleep apnea equipment & treatment – Selected durable medical equipment – Home respiratory medication program – Enteral nutrition program – Custom rehabilitation equipment in selected geographies	– Life-saving treatment – Enhanced quality of life; home environment – Reduced costs (vs. hospital stay) – Highly trained healthcare professionals – Continuity of care
HOSPITALS	– *Medipure*® medical gases & related equipment – *Grab 'n Go*® advanced respiratory systems – Laboratory gases & environmental services – Cryogenic gases, dry ice & equipment for biological shipment & storage, dermatology & magnetic resonance imaging (MRI) – Magnet services for MRIs – Site gas-management services – Design & installation of piping & related equipment – Preparation of third-party compliance audits; compliance training & certification	– Single source for medical gases, equipment & services – Improved efficiency & productivity – Reduced costs – Consistent product quality

MARKETS	PRAXAIR OFFERINGS	CUSTOMER BENEFITS
MANUFACTURING 23% OF TOTAL SALES		
CEMENT	– Oxygen-enhanced combustion technologies – Welding gases	– Increased productivity – Improved process control & reliability – Environmental compliance
GLASS	– Oxygen-enhanced combustion technologies – Atmospheres for float glass – Furnace design & waste-heat-recovery technologies – High-performance coatings for lift-out and lehr rolls	– Reduced environmental impact – Lower energy consumption – Improved product quality
METAL FABRICATION	– *ProStar*® welding & cutting products, applications technologies & safety products – Laser, robotics & automation equipment & expertise – *StarSolver*® productivity-enhancement program – In-plant gas generation – Gases, equipment, consumables & accessories – Technical support & training – Gas-supply optimization & site gas-management services – *Praxair Express*™ e-commerce system	– Increased productivity – Process optimization – Reduced costs – Improved product quality – Environmental compliance – Enhanced safety – Reduced rework – Extended equipment life – Access to technical expertise
PRINTING ROLLS	– Thermal-spray-coated anilox rolls & sleeves for production & restoration of corrugated, wide & narrow web, & newspaper flexographic, offset & gravure printing	– Longer service life – Reduced downtime – Increased productivity – Improved print quality
PULP AND PAPER	– Oxidative extraction – Oxygen delignification – Brownstock washing with carbon dioxide – Lime kiln enrichment – High-performance coatings for calender & press rolls	– Environmental compliance – Improved product quality – Increased productivity
WATER TREATMENT	**Sludge reduction technologies** – Patented *LYSO*™ ozonation system – Oxygen-based aerobic digestion – Membrane bio-reactors with oxygen **Oxygen-based aeration systems** – Patented *I-SO*™ technology for deep basins – *MVO*™ medium velocity oxygenator for shallow/earthen basins – *MixFlo*™ system for extensive basins or irregular geometry **Gases & equipment for pH control**	– Higher treatment rates – Reduced emissions – Reduced sludge & foam elimination – Improved process control & peak shaving; lower energy consumption – Reduced operating costs
METALS 16% OF TOTAL SALES		
PRIMARY METALS	– Process analysis – Gases & energy management – *CoJet*® gas-injection systems, dilute oxygen combustion – *AOD*™ argon-oxygen decarburization & other patented & proprietary technologies for steel, stainless steel & aluminum production & process control – Nitrogen technologies for cold curing, protective atmospheres, inerting & desulfurization – Welding technologies & gases – High-performance coatings for surface-critical process rolls – Laser weld overlays for molten-metal roll bearings	– Reliable supply – Improved efficiency – Increased productivity – Improved product quality – Reduced costs – Extended product & equipment life
HEAT TREATING	– Carburization, sintering & brazing gas mixtures – Protective atmospheres in furnaces – Automated gas-control systems – Technical support, process & safety information	– Improved product quality – Reduced costs – Improved reliability

FINANCIAL TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF INCOME

PRAXAIR, INC. AND SUBSIDIARIES

(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

YEAR ENDED DECEMBER 31,	2007	2006	2005
SALES	$9,402	$8,324	$7,656
Cost of sales, exclusive of depreciation and amortization	5,557	4,968	4,641
Selling, general and administrative	1,190	1,086	987
Depreciation and amortization	774	696	665
Research and development	98	87	80
Other income (expenses) – net	3	32	10
OPERATING PROFIT	1,786	1,519	1,293
Interest expense – net	173	155	163
INCOME BEFORE TAXES	1,613	1,364	1,130
Income taxes	419	355	376
	1,194	1,009	754
Minority interests	(43)	(31)	(37)
Income from equity investments	26	10	15
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	1,177	988	732
Cumulative effect of change in accounting principle (Note 2)	—	—	(6)
NET INCOME	$1,177	$ 988	$ 726
PER SHARE DATA			
Basic earnings per share			
Income before cumulative effect of change in accounting principle	$ 3.69	$ 3.05	$ 2.26
Cumulative effect of change in accounting principle	—	—	(0.02)
Net income	$ 3.69	$ 3.05	$ 2.24
Diluted earnings per share			
Income before cumulative effect of change in accounting principle	$ 3.62	$ 3.00	$ 2.22
Cumulative effect of change in accounting principle	—	—	(0.02)
Net income	$ 3.62	$ 3.00	$ 2.20
WEIGHTED AVERAGE SHARES OUTSTANDING (000'S)			
Basic shares outstanding	318,997	323,495	323,765
Diluted shares outstanding	324,842	329,293	329,685

The accompanying Notes on pages 45 to 69 are an integral part of these financial statements.

CONSOLIDATED BALANCE SHEETS

PRAXAIR, INC. AND SUBSIDIARIES

(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

DECEMBER 31,	2007	2006
ASSETS		
Cash and cash equivalents	$ 17	$ 36
Accounts receivable – net	1,723	1,456
Inventories	474	381
Prepaid and other current assets	194	186
TOTAL CURRENT ASSETS	2,408	2,059
Property, plant and equipment – net	7,963	6,694
Equity investments	387	218
Goodwill	1,967	1,613
Other intangible assets – net	134	71
Other long-term assets	523	447
TOTAL ASSETS	$13,382	$11,102
LIABILITIES AND EQUITY		
Accounts payable	$ 818	$ 682
Short-term debt	788	130
Current portion of long-term debt	40	56
Accrued taxes	309	295
Other current liabilities	695	595
TOTAL CURRENT LIABILITIES	2,650	1,758
Long-term debt	3,364	2,981
Other long-term liabilities	1,048	931
Deferred credits	857	656
TOTAL LIABILITIES	7,919	6,326
Commitments and contingencies (Note 17)		
Minority interests	321	222
Shareholders' equity		
Common stock $0.01 par value, authorized – 800,000,000 shares, issued 2007 – 373,144,668 shares and 2006 – 367,644,882 shares	4	4
Additional paid-in capital	3,074	2,729
Retained earnings	5,325	4,687
Accumulated other comprehensive income (loss)	(672)	(1,127)
Less: Treasury stock, at cost (2007 – 57,656,517 shares and 2006 – 46,784,036 shares)	(2,589)	(1,739)
TOTAL SHAREHOLDERS' EQUITY	5,142	4,554
TOTAL LIABILITIES AND EQUITY	$13,382	$11,102

The accompanying Notes on pages 45 to 69 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

PRAXAIR, INC. AND SUBSIDIARIES

(MILLIONS OF DOLLARS)

YEAR ENDED DECEMBER 31,	2007	2006	2005
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS			
OPERATIONS			
Net income	$1,177	$ 988	$ 726
Adjustments to reconcile net income to net cash provided by operating activities:			
Change in accounting principle (Note 2)	—	—	6
Depreciation and amortization	774	696	665
Deferred income taxes	37	90	200
Share-based compensation	42	42	—
Non-cash charges and other	(18)	(6)	1
Working capital			
Accounts receivable	(223)	(90)	(165)
Inventories	(71)	(15)	(41)
Prepaid and other current assets	(1)	1	(23)
Payables and accruals	116	207	332
Pension contributions	(22)	(126)	(140)
Long-term assets, liabilities and other	147	(35)	(86)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,958	1,752	1,475
INVESTING			
Capital expenditures	(1,376)	(1,100)	(877)
Acquisitions (Note 3)	(476)	(14)	(44)
Divestitures and asset sales	39	126	34
NET CASH USED FOR INVESTING ACTIVITIES	(1,813)	(988)	(887)
FINANCING			
Short-term debt borrowings (repayments) – net	524	(338)	(232)
Long-term debt borrowings	831	490	453
Long-term debt repayments	(560)	(530)	(224)
Issuances of common stock	323	267	242
Purchases of common stock	(959)	(487)	(396)
Cash dividends	(381)	(323)	(233)
Excess tax benefit on stock option exercises	63	29	—
Minority interest transactions and other	(11)	(13)	(48)
NET CASH USED FOR FINANCING ACTIVITIES	(170)	(905)	(438)
Effect of exchange rate changes on cash and cash equivalents	6	4	(2)
Change in cash and cash equivalents	(19)	(137)	148
Cash and cash equivalents, beginning-of-year	36	173	25
Cash and cash equivalents, end-of-year	$ 17	$ 36	$ 173
SUPPLEMENTAL DATA			
Taxes paid	$ 262	$ 190	$ 127
Interest paid	$ 209	$ 168	$ 175

The accompanying Notes on pages 45 to 69 are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

PRAXAIR, INC. AND SUBSIDIARIES

(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA, SHARES IN THOUSANDS)

ACTIVITY	COMMON STOCK SHARES	COMMON STOCK AMOUNTS	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (NOTE 7)	TREASURY STOCK SHARES	TREASURY STOCK AMOUNTS	TOTAL
Balance, December 31, 2004	359,791	$4	$2,314	$3,529	$(1,180)	36,170	$(1,059)	$3,608
Net income				726				726
Translation adjustments					(28)			(28)
Minimum pension liability, net of $25 million taxes					(49)			(49)
Comprehensive income								649
Dividends on common stock ($0.72 per share)				(233)				(233)
Issuances of common stock								
For the dividend reinvestment and stock purchase plan	88		4					4
For employee savings and incentive plans	3,834		143			(3,216)	101	244
Purchases of common stock						8,420	(398)	(398)
Tax benefit from stock options			28					28
Balance, December 31, 2005	363,713	$4	$2,489	$4,022	$(1,257)	41,374	$(1,356)	$3,902
Net income				988				988
Translation adjustments					175			175
Minimum pension liability, net of $89 million taxes					139			139
Comprehensive income								1,302
Dividends on common stock ($1.00 per share)				(323)				(323)
Issuances of common stock								
For the dividend reinvestment and stock purchase plan	91		5					5
For employee savings and incentive plans	3,841		155			(3,113)	107	262
Purchases of common stock						8,523	(490)	(490)
Tax benefit from stock options			38					38
Share-based compensation			42					42
Initial funded status – SFAS No. 158, net of $111 million taxes (Note 16)					(184)			(184)
Balance, December 31, 2006	367,645	$4	$2,729	$4,687	$(1,127)	46,784	$(1,739)	$4,554
Net income				1,177				1,177
Translation adjustments					438			438
Derivative instruments					1			1
Funded status – retirement obligations, net of $11 million taxes (Note 16)					16			16
Comprehensive income								1,632
FIN 48 initial adoption (Note 5)				(158)				(158)
Dividends on common stock ($1.20 per share)				(381)				(381)
Issuances of common stock								
For the dividend reinvestment and stock purchase plan	82		6					6
For employee savings and incentive plans	5,418		220			(2,483)	103	323
Purchases of common stock						13,356	(953)	(953)
Tax benefit from stock options			77					77
Share-based compensation			42					42
Balance, December 31, 2007	373,145	$4	$3,074	$5,325	$ (672)	57,657	$(2,589)	$5,142

The accompanying Notes on pages 45 to 69 are an integral part of these financial statements.

BUSINESS OVERVIEW

Praxair is the largest industrial gases supplier in North and South America, is rapidly growing in Asia, and has strong, well-established businesses in Europe. The company's primary products are oxygen, hydrogen, nitrogen, argon, carbon dioxide, helium, electronic gases and a wide range of specialty gases. Praxair Surface Technologies supplies high-performance coatings that protect metal parts from wear, corrosion and high heat. In 2007, 94% of sales were generated in four regional segments (North America, Europe, South America, and Asia) primarily from the sale of industrial gases. The Surface technologies segment generated the remaining 6% of sales.

Praxair serves approximately 25 industries as diverse as healthcare and petroleum refining; computer-chip manufacturing and beverage carbonation; fiber-optics and steel making; and aerospace, chemicals and water treatment. The diversity of end markets creates financial stability for Praxair in varied business cycles.

Praxair focuses its operational and growth strategies on the following 11 core geographies where the company has its strongest market positions and where distribution and production operations allow the company to deliver the highest level of service to its customers at the lowest cost.

NORTH AMERICA	SOUTH AMERICA	EUROPE	ASIA
United States	Brazil	Spain	China
Canada		Italy	India
Mexico		Germany/Benelux	Thailand
			Korea

Praxair manufactures and distributes its products through a network of hundreds of production plants, pipeline complexes, distribution centers and delivery vehicles. Major pipeline complexes are located in the United States, Brazil, Spain and Germany. These networks are a competitive advantage, providing the foundation of reliable product supply to the company's customer base. The majority of Praxair's business is conducted through long-term contracts which provide stability in cash flow and the ability to pass through changes in energy costs to customers. The company has significant growth opportunities including: hydrogen for refining; oxygen for healthcare; nitrogen and carbon dioxide for oil and gas production; and high purity gases for the semiconductor manufacturing industry.

EXECUTIVE SUMMARY – FINANCIAL RESULTS & OUTLOOK

Praxair delivered strong financial results in 2007, reporting record sales, earnings and operating cash flow. Sales growth was driven by volume growth and higher pricing. Strong sales growth to the global manufacturing, energy and metals markets came from the start-up of new supply systems and new applications technologies, many of which help Praxair's customers improve their energy efficiency, reduce environmental emissions, or improve productivity. Operating profit and net income grew at a faster pace than sales primarily as a result of the company's focus on pricing, fixed-cost management, and productivity programs.

2007 YEAR IN REVIEW

- Sales up 13% to $9,402 million versus $8,324 million in 2006, reflecting strong sales growth from new business and higher pricing. Acquisitions and currency also contributed favorably to sales growth.
- Operating profit of $1,786 million, an 18% increase over $1,519 million in 2006, reflecting growth from new business, higher pricing and cost savings from productivity initiatives.
- Net income of $1,177 million and diluted earnings per share of $3.62.
- Cash flow from operations of $1,958 million, a 12% increase over $1,752 million in 2006.
- Capital expenditures of $1,376 million to support record project backlog; core business acquisitions of $476 million.

2008 OUTLOOK

- Sales growth of 10% to 14% versus 2007.
- Diluted earnings per share in the range of $3.97 to $4.17, including the impact of a pension settlement charge in the first quarter ($11 million after-tax or $0.03 per diluted share, see Note 16 to the consolidated financial statements).
- Effective tax rate in the range of 26% to 28%.
- Capital expenditures of about $1.4 billion.

The above guidance should be read in conjunction with the section entitled "Forward-Looking Statements" on page 44. Praxair provides quarterly updates on operating results, material trends that may affect financial performance, and financial earnings guidance via earnings releases and investor teleconferences. These materials are available on the company's website, www.praxair.com, but are not incorporated herein.

CONSOLIDATED RESULTS

The following table provides summary data for 2007, 2006, and 2005:

(MILLIONS OF DOLLARS) YEAR ENDED DECEMBER 31,	2007	2006	2005	VARIANCE 2007 vs. 2006	VARIANCE 2006 vs. 2005
Sales	$ 9,402	$ 8,324	$7,656	13%	9%
Gross margin[a]	$ 3,845	$ 3,356	$3,015	15%	11%
As a percent of sales	40.9%	40.3%	39.4%		
Selling, general and administrative	$ 1,190	$ 1,086	$ 987	10%	10%
As a percent of sales	12.7%	13.0%	12.9%		
Depreciation and amortization	$ 774	$ 696	$ 665	11%	5%
Other income (expenses) – net	$ 3	$ 32	$ 10		
Operating profit	$ 1,786	$ 1,519	$1,293	18%	17%
Interest expense – net	$ 173	$ 155	$ 163	12%	(5%)
Effective tax rate	26.0%	26.0%	33.3%		
Income[b]	$ 1,177	$ 988	$ 732	19%	35%
Number of employees	27,992	27,042	27,306	4%	(1%)

(a) Gross margin excludes depreciation and amortization expense.
(b) 2005 income is before the cumulative effect of a change in accounting principle. It includes a $92 million, or $0.28 per diluted share, income tax charge for the repatriation of foreign earnings pursuant to the American Jobs Creation Act of 2004 and other tax adjustments.

2007 COMPARED WITH 2006

SALES	% CHANGE FROM PRIOR YEAR 2007	2006
Volume	4%	4%
Price	3%	4%
Acquisitions/divestitures	2%	—
Currency	4%	2%
Natural gas	—	(1%)
Total sales change	13%	9%

Sales in 2007 increased $1,078 million, or 13%, versus 2006. Sales grew in all geographies, led by growth in Asia and South America from new business and project start-ups, and continued volume growth in North America. Volume growth of 4% reflects strong volumes to the manufacturing, energy, and metals end-markets. Higher pricing contributed 3% to sales growth. Currency appreciation, primarily in Europe and South America, increased sales by 4%. Acquisitions and divestitures contributed 2%. The pass-through of natural gas costs to on-site hydrogen customers was neutral for the year.

Gross margin in 2007 improved $489 million, or 15%, versus 2006. The increases in the gross margin percentage to 40.9% was due primarily to higher pricing and cost efficiency and productivity programs which outpaced underlying inflationary cost pressures.

Selling, general and administrative (SG&A) expenses in 2007 were $1,190 million, or 12.7% of sales, versus $1,086 million, or 13.0% of sales, for 2006. The decrease in SG&A as a percentage of sales was due to realized benefits from productivity initiatives.

Depreciation and amortization expense in 2007 increased $78 million, or 11%, versus 2006. The increase was principally due to new plant start-ups and currency effects.

Other income (expenses) – net in 2007 was a $3-million benefit versus a $32-million benefit in 2006. See Note 7 to the consolidated financial statements for a summary of the major components of Other income (expense) – net.

Operating profit in 2007 increased $267 million, or 18%, versus 2006. The increase was principally driven by new business, higher pricing, and the continued impact of focused productivity initiatives.

Interest expense – net in 2007 increased $18 million, or 12%, versus 2006 as a result of higher debt balances primarily used to finance acquisitions and common stock repurchases. The increase in interest incurred on outstanding debt was partially reduced by interest capitalized relating to higher capital expenditures.

The effective income tax rate for 2007 and 2006 was 26%.

At December 31, 2007, minority interests consisted principally of minority shareholders' investments in Asia (primarily in China and India), Europe (primarily in Italy), and North America (primarily within Praxair Distribution). The increase in minority interests of $12 million in 2007 was primarily due to increased minority interest income in Italy and the formation of a new majority-owned packaged gas distribution subsidiary with GT&S, Inc. (see Note 3 to the consolidated financial statements).

Praxair's significant equity investments are in Italy, Norway, the United States and China. The company's share of net income from equity investments increased $16 million in 2007 primarily related to higher earnings in its investments in Italy and China.

Income in 2007 increased $189 million, or 19%, versus 2006. Operating profit growth was the primary driver of the net income improvement.

The number of employees at December 31, 2007 was 27,992, an increase of 950 employees from December 31, 2006, primarily due to acquisitions completed in 2007.

2006 COMPARED WITH 2005

Sales in 2006 increased $668 million, or 9%, versus 2005. Underlying sales growth was 10%, excluding the impact of lower natural gas costs passed through in hydrogen prices which decreased sales by $87 million, or 1%, with a minimum impact in operating profit. Sales grew year over year from volume growth in all geographic regions and higher overall pricing. Volume growth of 4% was driven by new business activity in Asia, North America and South America in the manufacturing, electronics, and metals end-markets. Price increases of 4% were predominantly realized in North America and South America due to pricing actions and the pass-through of higher power costs and surcharges. The impacts of currency, primarily in South America, Canada and Asia, favorably impacted sales growth by 2%.

Gross margin in 2006 improved $341 million, or 11%, versus 2005. The 90 basis point increase in the gross margin percentage to 40.3% was primarily due to a larger proportion of growth in atmospheric gases sales which have higher average gross margins versus hydrogen sales, realized price increases and cost reduction programs which continued to outpace underlying inflationary cost pressures.

Selling, general and administrative expenses in 2006 were $1,086 million, or 13.0% of sales, versus $987 million, or 12.9% of sales, for 2005. 2006 included stock option expense of $39 million versus 2005 which did not include stock option expense. Including pro forma stock option expense of $37 million in 2005, selling, general and administrative expenses were 13.4% of sales. The underlying decrease in selling, general and administrative expense as a percentage of sales was due to realized benefits from the company's focus on fixed-cost management and productivity initiatives.

Depreciation and amortization expense in 2006 increased $31 million, or 5%, versus 2005. The increase was principally due to higher capital spending and currency effects.

Other income (expenses) – net in 2006 was a $32-million benefit compared to a $10-million benefit in 2005. See Note 7 to the consolidated financial statements for a summary of the major components of Other income (expenses) – net.

Operating profit in 2006 increased $226 million, or 17%, versus 2005. Stock option expense reduced operating profit by $42 million in 2006. Including pro forma stock option expense of $40 million in 2005, underlying operating profit increased $266 million, or 21%. Increased sales volumes, pricing and the continued impact of productivity programs were the primary drivers of growth.

Interest expense – net in 2006 decreased $8 million, or 5%, versus 2005 due to the capitalization of interest related to higher capital expenditures on the company's backlog of projects which are expected to come on-stream over the next three years.

The effective income tax rate for 2006 was 26.0% versus 33.3% in 2005. 2005 income taxes included an income tax charge of $92 million for the repatriation of foreign earnings and other tax adjustments, and a net $9 million income tax benefit in Europe principally related to a tax legislation change (see Note 5 to the consolidated financial statements). Excluding these tax items, the underlying effective tax rate was approximately 26% in 2005.

At December 31, 2006, minority interests consisted principally of minority shareholders' investments in Asia (primarily in China and India), Europe (primarily in Italy) and North America (primarily within Praxair Distribution). The decrease in minority interests of $6 million in 2006 was primarily in Italy.

Praxair's significant equity investments are in Italy, the United States and China. The company's share of net income from corporate equity investments decreased $5 million in 2006 primarily due to a decrease in Italy and the divestiture of a Turkish joint venture in July 2006.

Income in 2006 increased $256 million, or 35%, from 2005. Stock option expense reduced income by $28 million in 2006. Income in 2005 included the impact of the $92 million income tax charge. Excluding the impact of the income tax charge in 2005 and including pro forma stock option expense of $26 million for 2005, income increased $190 million, or 24%. Operating profit growth was the primary driver of the income improvement.

The number of employees at December 31, 2006 was 27,042, reflecting a decrease of 264 employees from December 31, 2005, primarily due to the divestiture of the aviation service business.

CHANGE IN ACCOUNTING PRINCIPLE

In 2005, Praxair completed its assessment of conditional asset retirement obligations required for the adoption of FASB Interpretation No. (FIN) 47, "Accounting for Conditional Asset Retirement Obligations." The assessment resulted in the recognition obligations for assets currently in use. As a result, a $6 million non-cash transition charge to earnings was recorded as a cumulative effect of a change in accounting principle. See Note 2 to the consolidated financial statements.

RELATED PARTY TRANSACTIONS

The company's related parties are primarily unconsolidated equity affiliates. The company did not engage in any material transactions involving related parties that included terms or other aspects that differ from those which would be negotiated with independent parties.

ENVIRONMENTAL MATTERS

Praxair's principal operations relate to the production and distribution of atmospheric and other industrial gases, which historically have not had a significant impact on the environment. However, worldwide costs relating to environmental protection may continue to grow due to increasingly stringent laws and regulations, and Praxair's ongoing commitment to rigorous internal standards.

Climate Change

There is increasing political attention being paid to greenhouse gas emissions. In the United States, laws regulating such emissions have been enacted in California and New Jersey, and bills are being considered in other states. Regional state initiatives have been implemented that will regulate greenhouse gas emissions from fossil-fuel-driven power plants and some federal legislative proposals also focus on such power plants. As a large user of electricity, Praxair is aware of potential cost implications that may arise from such regulatory controls. However, Praxair's customer contracts routinely provide rights to recover increased electricity costs incurred by Praxair.

Hydrogen production plants have been identified under California law as a source of carbon dioxide emissions and these plants may become subject to proposed federal climate-change legislation. Hydrogen is essential to refineries which use it to remove sulfur from transportation fuels in order to meet ambient air quality standards. It is possible that limits or offset requirements may be applied to such plants' carbon dioxide emissions at some future time, but it is premature to judge the impact of prospective legislative or regulatory proposals or to try to quantify potential costs to the company.

Regulation of greenhouse gas emissions may also provide Praxair with business opportunities. Praxair continues to develop new applications technologies that help its customers lower energy consumption and lower emissions in their own processes.

Costs Relating to the Protection of the Environment

Environmental protection costs in 2007 included approximately $16 million in capital expenditures and $22 million of expenses. Environmental protection expenditures were approximately $2 million higher in 2007 versus 2006 primarily due to increases in capital projects and increased compliance costs. Praxair anticipates that future annual environmental protection expenditures will be similar to 2007, subject to any significant changes in existing laws and regulations. Based on historical results and current estimates, management does not believe that environmental expenditures will have a material adverse effect on the consolidated financial position or on the consolidated results of operations or cash flows in any given year.

LEGAL PROCEEDINGS

See Note 17 to the consolidated financial statements for information concerning legal proceedings.

SEGMENT DISCUSSION

The following summary of sales and operating profit by segment provides a basis for the discussion that follows (for additional information concerning Praxair's segments, see Note 18 to the consolidated financial statements):

(MILLIONS OF DOLLARS)				VARIANCE	
YEAR ENDED DECEMBER 31,	2007	2006	2005	2007 vs. 2006	2006 vs. 2005
SALES					
North America	$ 5,185	$ 4,696	$4,429	10%	6%
Europe	1,345	1,163	1,088	16%	7%
South America	1,604	1,348	1,123	19%	20%
Asia	746	636	543	17%	17%
Surface technologies	522	481	473	9%	2%
	$ 9,402	$ 8,324	$7,656	13%	9%
OPERATING PROFIT					
North America	$ 947	$ 822	$ 685	15%	20%
Europe	315	266	263	18%	1%
South America	311	252	202	23%	25%
Asia	121	111	95	9%	17%
Surface technologies	92	68	48	35%	42%
	$ 1,786	$ 1,519	$1,293	18%	17%

NORTH AMERICA

SALES	% CHANGE FROM PRIOR YEAR 2007	2006
Volume	3%	2%
Price	3%	5%
Acquisitions/divestitures	3%	—
Currency	1%	1%
Natural gas	—	(2%)
Total North America sales change	10%	6%

The North America segment includes Praxair's industrial and packaged gases operations in the U.S., Canada and Mexico.

Sales for 2007 increased $489 million, or 10%, versus 2006. Higher pricing increased sales by 3% due to pricing actions to recover higher costs. Volume growth was 3% due to higher on-site, merchant liquid and packaged gases volumes primarily to the energy and general manufacturing end-markets. Higher sales to the healthcare, electronics and food and beverage markets also contributed to volume growth. Currency appreciation in Canada contributed 1% to sales. Acquisitions contributed 3% to sales. The pass-through of natural gas costs to on-site hydrogen customers was neutral to sales for the year.

Operating profit for 2007 increased $125 million, or 15%, versus 2006. Volume growth, realized price increases and the continued impact of cost-reduction programs were the primary drivers of the strong operating profit growth.

During 2007, Praxair acquired Linde AG's industrial gas business in Mexico, Mittler Supply, Inc., an independent packaged gas distributor with operations across the midwestern United States, and completed the acquisition of several smaller packaged gas distributors in North America. In addition, Praxair formed a new majority-owned packaged gas distribution subsidiary with GT&S, Inc. (see Note 3 to the consolidated financial statements).

Sales for 2006 increased $267 million, or 6%, versus 2005. Underlying sales growth was 8% excluding the impact of lower natural gas costs passed through in hydrogen prices which decreased sales by $87 million, or 2%, with a minimal impact on operating profit. Pricing increased sales by 5% due to the contractual pass-through of higher power costs to on-site customers, surcharges for higher power and transportation fuel costs for merchant and packaged gases, and the impact of general pricing actions. Volume contributed to 2% growth reflecting strong sales to the metals, manufacturing and electronics end-markets which was offset by lower energy market on-site volumes due to a customer outage on the U.S. Gulf Coast. Currency contributed 1% to sales growth.

Operating profit in 2006 increased $137 million, or 20%, versus 2005. 2006 included $24 million of stock option expense. Including pro forma stock option expense of $23 million in 2005, underlying operating profit increased $160 million, or 24%. Increased sales volumes to the metals, electronics and manufacturing markets and productivity programs were the primary drivers to the significant operating profit growth.

EUROPE

SALES	% CHANGE FROM PRIOR YEAR 2007	2006
Volume	4%	4%
Price	3%	3%
Currency	9%	—
Total Europe sales change	16%	7%

Praxair's European industrial gases business is primarily in Italy, Spain, Germany and the Benelux region.

Sales for 2007 increased $182 million, or 16%, versus 2006. Volume growth of 4% was due to new business in Spain and Germany and strong homecare and packaged gas sales in Spain. Realized price increases of 3% included the pass-through of higher energy and power costs. Currency appreciation contributed 9% to sales growth.

Operating profit for 2007 increased $49 million, or 18%, versus 2006. Operating profit growth was driven by increased sales volumes, the continued impact of cost-reduction programs and currency appreciation.

In November 2007, Praxair acquired a 50% interest in the industrial gases business of Yara International ASA of Norway. This joint venture, Yara Praxair AS, is accounted for as an equity investment in the consolidated financial statements. Also, in August 2007, Praxair reached an agreement to sell its majority interest in Maxima Air Separation Center Ltd. with operations in Israel. In 2007, this business had sales of $27 million. Praxair anticipates the sale to close in 2008.

Sales for 2006 increased $75 million, or 7%, versus 2005 due to sales volume growth of 4% and 3% higher pricing. Volume growth was due to strong on-site and merchant demand in Germany, Spain, Italy and Western Europe in the manufacturing and metals markets as well as in Spain's homecare business.

Operating profit for 2006 increased $3 million, or 1%, versus 2005. 2006 included $5 million of stock option expense. Including pro forma stock option expense of $4 million in 2005, underlying operating profit increased $7 million, or 3%. The underlying increase was due to productivity and cost reduction initiatives and pricing which outpaced inflationary pressures.

SOUTH AMERICA

SALES	% CHANGE FROM PRIOR YEAR 2007	2006
Volume	6%	5%
Price	6%	4%
Currency	10%	9%
Equipment sale	(3%)	2%
Total South America sales change	19%	20%

Praxair's South American industrial gases operations are conducted by its subsidiary, White Martins Gases Industriais Ltda. (White Martins), the largest industrial gases company in Brazil. White Martins also manages Praxair's operations in Argentina, Bolivia, Chile, Colombia, Paraguay, Peru, Uruguay and Venezuela.

Sales for 2007 increased $256 million, or 19%, versus 2006. 2006 included an equipment sale to a Venezuela customer. Excluding the equipment sale in 2006 and currency appreciation, sales increased 12%, primarily due to higher sales in the manufacturing, metals and food and beverage markets and realized price increases.

Operating profit in 2007 increased $59 million, or 23%, versus 2006. Increased volumes, the continued impact of cost-reduction programs, and higher pricing, which outpaced inflationary pressures, all contributed to operating profit growth. Currency also contributed to operating profit growth in 2007.

Sales for 2006 increased $225 million, or 20%, versus 2005. The favorable impact of currency increased sales by 9%. Excluding the impact of currency, sales grew 11% primarily due to higher volumes due to new plant start-ups and increased sales to the metals, manufacturing and healthcare markets. An equipment sale to a Venezuela customer contributed 2% to sales growth.

Operating profit in 2006 increased $50 million, or 25%, versus 2005. 2006 included $6 million of stock option expense. Including pro forma stock option expense of $5 million in 2005, underlying operating profit increased $55 million, or 28%. Increased volumes and cost-reduction programs outpaced inflationary pressures contributing 8% and 17% to operating profit growth, respectively. Currency also contributed to operating profit growth in 2006.

ASIA

SALES	% CHANGE FROM PRIOR YEAR 2007	2006
Volume	11%	15%
Currency	6%	2%
Total Asia sales change	17%	17%

The Asia segment includes Praxair's industrial gases operations in China, India, Korea and Thailand, with smaller operations in Japan, Malaysia and Taiwan.

Sales for 2007 increased $110 million, or 17%, versus 2006. Excluding the impact of currency appreciation, sales increased 11% due to strong sales to the electronics, metals and manufacturing markets in China, India and Korea.

Operating profit for 2007 increased $10 million, or 9%, versus 2006. Increased sales volumes and productivity initiatives were the primary drivers of operating profit growth partially offset by increased operating costs due to the ramp-up in staffing to support new projects expected to start up over the next several years.

Sales for 2006 increased $93 million, or 17%, versus 2005. Sales growth was principally due to new plant start-ups and strong volumes of gases and materials to electronics customers as demand from the semiconductor and LCD markets was strong. Higher sales to the metals markets in China and India also contributed to volume growth. Pricing was neutral as favorable pricing trends in atmospheric gases were offset by lower pricing for electronics specialty gases and materials. Favorable currency movements improved sales by 2%.

Operating profit for 2006 increased $16 million, or 17%, versus 2005. 2006 included $4 million of stock option expense. Including pro forma stock option expense of $4 million in 2005, underlying operating profit increased $20 million, or 22%. Increased sales volumes and productivity initiatives were the primary drivers of operating profit growth.

SURFACE TECHNOLOGIES

SALES	% CHANGE FROM PRIOR YEAR 2007	2006
Volume/price	11%	9%
Acquisitions/divestiture	(7%)	(7%)
Currency	5%	—
Total Surface technologies sales change	9%	2%

Surface technologies provides high-performance coatings and thermal-spray powders in the U.S. and Europe, with smaller operations in Asia and Brazil.

Sales for 2007 increased $41 million, or 9%, versus 2006. Sales increased 16% excluding the impact of the divestiture of its aviation services business in July 2006. The strong sales growth was primarily due to higher volumes of industrial coatings for power turbines and OEM aircraft engine parts and realized price increases. Currency appreciation, primarily in Europe, contributed 5% to sales growth.

Operating profit for 2007 increased $24 million, or 35%, versus 2006. 2006 included a gain of $7 million from the aviation services divestiture. Excluding the gain from the aviation services divestiture in 2006, underlying operating profit increased $31 million, or 51%. The increase was principally driven by volume growth as well as the favorable benefits of ongoing cost reduction actions and pricing actions to offset increasing raw material costs.

In July 2006, Praxair completed the sale of its aviation services business, which contributed full year 2005 sales of approximately $67 million to the Surface technologies segment.

Sales for 2006 increased $8 million, or 2%, versus 2005. Excluding the impact of the aviation services divestiture in the third quarter, underlying sales increased 9% for the year. Volume growth of 4% was driven by higher coatings volumes for OEM aircraft engine parts, industrial power turbines in the U.S. and Europe and oil field service components. Realized price increases contributed 5% to sales growth.

Operating profit for 2006 increased $20 million, or 42%, versus 2005. 2006 included a gain of $7 million from the aviation services divestiture and $3 million of stock option expense. Excluding the gain on the sale of a business in 2006 and including pro forma stock option expense of $4 million in 2005, underlying operating profit increased $17 million, or 39%. The increase was principally driven by higher pricing and volume growth as well as the favorable benefits of ongoing cost reduction actions.

CURRENCY

The results of Praxair's non-U.S. operations are translated to the company's reporting currency, the U.S. dollar, from the functional currencies used in the countries in which the company operates. For most foreign operations, Praxair uses the local currency as its functional currency. There is inherent variability and unpredictability in the relationship of these functional currencies to the U.S. dollar and such currency movements may materially impact Praxair's results of operations in any given period.

To help understand the reported results, the following is a summary of the significant currencies underlying Praxair's consolidated results and the exchange rates used to translate the financial statements (rates of exchange expressed in units of local currency per U.S. dollar):

		INCOME STATEMENT			BALANCE SHEET	
	PERCENT OF 2007 CONSOLIDATED	AVERAGE YEAR ENDED DECEMBER 31,			DECEMBER 31,	
CURRENCY	SALES[a]	2007	2006	2005	2007	2006
Brazilian real	15%	1.94	2.17	2.43	1.77	2.14
European euro	13%	0.73	0.80	0.80	0.69	0.76
Canadian dollar	9%	1.08	1.14	1.21	0.98	1.16
Mexican peso	5%	10.96	10.91	10.96	10.87	10.88
Chinese RMB	2%	7.63	7.98	8.20	7.31	7.81
Indian rupee	2%	41.48	45.38	44.02	39.44	44.38
Korean won	2%	930	959	1,027	941	930
Argentinean peso	1%	3.12	3.08	2.92	3.15	3.06
Venezuelan bolivar	1%	2,150	2,150	2,107	2,150	2,150

(a) Certain Surface technologies segment sales are included in European and Brazilian sales.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL DATA

(MILLIONS OF DOLLARS) YEAR ENDED DECEMBER 31,	2007	2006	2005
NET CASH PROVIDED BY (USED FOR)			
OPERATING ACTIVITIES			
Net income plus depreciation and amortization and change in accounting principle	$1,951	$ 1,684	$1,397
Working capital	(179)	103	103
Pension contributions	(22)	(126)	(140)
Other – net	208	91	115
Total provided by operating activities	$1,958	$ 1,752	$1,475
INVESTING ACTIVITIES			
Capital expenditures	$(1,376)	$(1,100)	$ (877)
Acquisitions	(476)	(14)	(44)
Divestitures and asset sales	39	126	34
Total used for investing	$(1,813)	$ (988)	$ (887)
FINANCING ACTIVITIES			
Debt increases (reductions) – net	$ 795	$ (378)	$ (3)
Issuances (purchases) of stock – net	(636)	(220)	(154)
Cash dividends	(381)	(323)	(233)
Excess tax benefit on stock option exercises	63	29	–
Minority transactions and other	(11)	(13)	(48)
Total used for financing	$ (170)	$ (905)	$ (438)
OTHER FINANCIAL DATA [a]			
Debt-to-capital ratio	43.4%	39.9%	45.6%
After-tax return on capital	15.3%	14.6%	12.8%

(a) Non-GAAP measures. See the Non-GAAP Financial Measures on page 73 for definitions and reconciliations to reported amounts.

CASH FLOW FROM OPERATIONS
2007 COMPARED WITH 2006

Cash flow from operations increased $206 million to $1,958 million in 2007 from $1,752 million in 2006. The increase was principally a result of higher net income and lower pension contributions compared with 2006, partially offset by working capital growth related to the strong sales increase and increased income tax payments.

Cash Flow From Operations
(Millions of dollars)


$1,137
$1,243
$1,475
$1,752
$1,958
03
04
05
06
07

2006 COMPARED WITH 2005

Cash flow from operations increased $277 million to $1,752 million in 2006 from $1,475 million in 2005. The growth is a result of the strong cash flow generated from the improved operating profits on higher sales and continued focus on the management of working capital which grew at a slower pace than sales. Pension contributions were $126 million in 2006.

INVESTING
2007 COMPARED WITH 2006

Net cash used for investing activities of $1,813 million in 2007 increased $825 million versus 2006. The increase was primarily due to higher capital expenditures and acquisitions.

Capital Expenditures
(Millions of dollars)


$983
$668
$877
$1,100
$1,376
03(a)
04
05
06
07

(a) $983 million includes the purchase of previously leased assets for $339 million ($644 million excluding leased asset purchases)

Capital expenditures in 2007 were $1,376 million, an increase of $276 million from 2006. This increase reflects new investment in customer on-site supply systems supported by long-term customer contracts primarily in North America, South America and Asia.

Acquisition expenditures in 2007 were $476 million, an increase of $462 million from 2006 levels primarily due to the acquisitions of

Linde AG's industrial gas business in Mexico and Mittler Supply Inc., an independent packaged gas distributor in the United States in the first quarter of 2007, and the acquisition of a 50% interest in the industrial gas business of Yara International ASA of Norway in the fourth quarter of 2007 (see Note 3 to the consolidated financial statements).

Divestitures and asset sales in 2007 totaled $39 million, a decrease of $87 million from 2006. 2006 included the proceeds from the divestiture of the aviation services business and a Turkish joint venture.

On a worldwide basis, capital expenditures for 2008 are expected to be about $1,400 million. By region, over half of forecasted capital expenditures will be for projects in North America, the largest of which are energy-related. The second largest region for investment is Asia with a concentration of projects in China, India and Korea primarily to fund supply systems for customers in the electronics, metals and chemicals markets. In addition, Praxair will also be investing in a number of growth projects in South America.

2006 COMPARED WITH 2005

Net cash used for investing activities of $988 million in 2006 increased $101 million versus 2005. The increase was largely due to $223 million of higher capital expenditures in 2006 partially offset by increased proceeds from divestitures and asset sales in 2006.

Capital expenditures in 2006 were $1,100 million, an increase of $223 million from 2005. This increase reflects investments in new projects primarily in North America and Asia which will come on-stream over the next three years.

Acquisition expenditures in 2006 were $14 million, a decrease of $30 million from 2005 levels.

Divestitures and asset sales in 2006 totaled $126 million, an increase of $92 million from 2005, primarily due to cash received from the divestiture of the aviation services business and a Turkish joint venture in 2006.

FINANCING

Praxair's financing strategy is to secure long-term committed funding at attractive interest rates by issuing U.S. public notes and debentures and commercial paper backed by a standby long-term bank credit agreement. Its international operations are funded through a combination of local borrowing and inter-company funding to minimize the total cost of funds and to manage and centralize currency exchange exposures. As deemed necessary, Praxair manages its exposure to interest-rate changes through the use of financial derivatives(see Note 12 to the consolidated financial statements and the section entitled "Market Risks and Sensitivity Analyses" on page 43).

Debt-to-Capital Ratio


46.2%
47.9%
45.6%
39.9%
43.4%
03
04
05
06
07

The current United States credit environment has not had, and is not expected to have, a significant adverse impact on liquidity.

On July 25, 2007, the company's board of directors approved a $1 billion share repurchase program authorizing the company to repurchase shares from time to time on the open market or through negotiated transactions, subject to market and business conditions. Share repurchases under this program will be financed by available cash and debt. As of December 31, 2007, $545 million of common stock repurchases had been completed under this program.

At December 31, 2007, Praxair's total debt outstanding was $4,192 million, $1,025 million higher than $3,167 million at December 31, 2006. The increase in debt was primarily to finance acquisitions, capital expenditures and common stock repurchases during 2007. The December 31, 2007 debt balance includes $3,083 million in public securities and $1,109 million representing primarily worldwide bank borrowings. At December 31, 2007, Praxair was in compliance with its borrowing covenants and its global effective borrowing rate was approximately 6%. See Note 11 to the consolidated financial statements for additional information on the company's indebtedness.

Cash used for financing activities was $170 million in 2007 compared to $905 million in 2006. This decrease was primarily due to net debt borrowings of $795 million offset by increased common stock repurchases in connection with the Company's announced $1 billion share repurchase program. Also, dividend payments increased $58 million to $1.20 per share compared to $1.00 per share in 2006, an increase of 20%.

OTHER FINANCIAL DATA

The following discussion includes non-GAAP measures that may not be comparable to similar definitions used by other companies. Praxair believes that its debt-to-capital ratio is appropriate for measuring its financial leverage. The company believes that its after-tax return on invested capital ratio is an appropriate measure for judging performance as it reflects the approximate after-tax profit earned as a percentage of investments by all parties in the business (debt, minority interests and shareholders' equity). See the Non-GAAP Financial Measures on page 73 for definitions and reconciliation of these two non-GAAP measures to reported amounts.

Praxair's debt-to-capital ratio increased to 43.4% at December 31, 2007 versus 39.9% at December 31, 2006. The increase is attributed to higher debt levels slightly offset by an increase in shareholders' equity due to 2007 net income.

After-tax return on capital increased to 15.3% at December 31, 2007 versus 14.6% at December 31, 2006 due primarily to strong earnings growth partially offset by an increase in average capital year over year.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

The following table sets forth Praxair's material contractual obligations and other commercial commitments as of December 31, 2007:

(MILLIONS OF DOLLARS)	DUE OR EXPIRING BY DECEMBER 31,						
	2008	2009	2010	2011	2012	THEREAFTER	TOTAL
Debt obligations							
Debt and capitalized lease maturities	$ 828	$ 686	$ 23	$ 5	$ 523	$2,127	$ 4,192
Contractual interest on long-term debt	149	137	107	105	81	200	779
Operating leases	84	67	54	36	27	71	339
Retirement obligations	84	35	36	36	37	190	418
Unconditional purchase obligations	361	220	155	135	110	273	1,254
Construction commitments	834	476	76	—	—	—	1,386
Guarantees and other	95	59	68	—	—	27	249
Total Contractual Obligations	$ 2,435	$ 1,680	$519	$317	$ 778	$2,888	$ 8,617

Debt and capitalized lease maturities of $4,192 million are more fully described in Note 11 to the consolidated financial statements and are included on the company's balance sheet as long- and short-term liabilities. $550 million of notes due in 2008 and $100 million of commercial paper are reflected in thereafter due to the company's intent and ability to refinance this debt on a long-term basis.

Contractual interest on long-term debt of $779 million represents interest the company is contracted to pay on outstanding long-term debt and capital lease obligations, calculated on a basis consistent with planned debt maturities. At December 31, 2007, Praxair had fixed-rate debt of $2,552 million and floating-rate debt of $1,640 million. The rate assumed for floating-rate debt was the rate in effect at December 31, 2007.

Obligations under operating leases of $339 million represent non-cancelable contractual obligations primarily for manufacturing and distribution equipment and office space. See Note 4 to the consolidated financial statements for further details.

Retirement obligations of $418 million include estimates of pension plan contributions and expected future benefit payments for unfunded pension and postretirement benefits other than pensions (OPEB). Pension plan contributions are forecast through 2008 only. Expected future unfunded pension and OPEB benefit payments are forecast through 2017. Contribution and unfunded benefit payment estimates are based upon current valuation assumptions. Estimates of pension contributions after 2008 and unfunded benefit payments after 2017 are not included in the table because the timing of their resolution cannot be estimated. Retirement obligations are more fully described in Note 16 to the consolidated financial statements.

Unconditional purchase obligations of $1,254 million represent contractual commitments under various long- and short-term take-or-pay arrangements with suppliers. These obligations are primarily minimum-purchase commitments for helium, electricity, natural gas and feedstock used to produce atmospheric gases, carbon dioxide and hydrogen. During 2007, payments under these contracts totaled $973 million, including $406 million for electricity and $404 million for natural gas. A significant portion of these obligations is passed on to customers through similar take-or-pay contractual arrangements. Purchase obligations that are not passed along to customers do not represent a significant risk to Praxair.

Construction commitments of $1,386 million represent outstanding commitments to customers or suppliers to complete authorized construction projects as of December 31, 2007. A significant portion of Praxair's capital spending is related to the construction of new production facilities to satisfy customer commitments which may take a year or more to complete. Significant commitments include a large hydrogen plant in northern California to supply Chevron's Richmond Refinery and a project with Jiangsu SOPO (Group) Co., Ltd in China to build an air separation unit to support their coal gasification project.

Guarantees and other of $249 million include $85 million relating to Praxair's contingent obligations under guarantees of certain debt of unconsolidated affiliates, $105 million relating to put option agreements with certain affiliated companies and $59 million of various guarantees relating to outstanding receivables and repurchase agreements. Unconsolidated equity investees had total debt of approximately $520 million at December 31, 2007, which was non-recourse to Praxair with the exception of the guaranteed portions described above. The put option agreements are primarily related to majority-owned packaged gas subsidiaries in the United States and give the minority shareholders the right to require Praxair to purchase their shares at a predefined price calculation. Praxair has no financing arrangements with closely-held related parties.

FIN 48 tax liabilities totaling $305 million, including related interests and penalties, are not included in the table because the timing of their resolution cannot be estimated. See Note 5 to the consolidated financial statements for disclosures surrounding uncertain income tax positions under FIN 48.

Also, see Note 17 to the consolidated financial statements for more information concerning commitments and contingencies.

RETIREMENT BENEFITS

The non-cash pension and OPEB funded status liability decreased $27 million to $355 million at December 31, 2007 ($235 million after-tax) from $382 million at December 31, 2006 ($251 million after-tax).

Pension contributions were $22 million in 2007 and $126 million in 2006. Estimates of 2008 contributions are approximately $20 million, all of which is required by funding regulations or laws.

Praxair assumes an expected return on plan assets for 2008 in the U.S. of 8.25%. In 2008, consolidated pension expense is expected to be approximately $59 million, including a settlement charge of $17 million (see Note 16 to the consolidated financial statements) versus $50 million in 2007 and $56 million in 2006.

INSURANCE

Praxair purchases insurance to limit a variety of risks, including those related to workers' compensation, third-party liability and property. Currently, the company self-retains the first $5 million per occurrence for workers' compensation and general liability and retains $1 million to $5 million per occurrence for its various properties worldwide. To mitigate its aggregate loss potential above varying retentions, the company purchases insurance coverage from highly rated insurance companies at what it believes are reasonable coverage levels.

At December 31, 2007 and 2006, the company had recorded a total of $43 million and $47 million, respectively, representing an estimate of the retained liability for the ultimate cost of claims incurred and unpaid as of the balance sheet dates. The estimated liability is established using statistical analyses and is based upon historical experience, actuarial assumptions and professional judgment. These estimates are subject to the effects of trends in loss severity and frequency and are subject to a significant degree of inherent variability. If actual claims differ from the company's estimates, financial results could be impacted.

Praxair recognizes estimated insurance proceeds relating to damages at the time of loss only to the extent of incurred losses. Any insurance recoveries for business interruption and for property damages in excess of the net book value of the property are recognized only when realized.

CRITICAL ACCOUNTING POLICIES

The policies discussed below are considered by management to be critical to understanding Praxair's financial statements and accompanying Notes prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Their application places significant importance on management's judgment as a result of the need to make estimates of matters that are inherently uncertain. Praxair's financial position, results of operations and cash flows could be materially affected if actual results differ from estimates made. These policies are determined by management and have been reviewed by Praxair's Audit Committee.

DEPRECIABLE LIVES OF PROPERTY, PLANT AND EQUIPMENT

Praxair's net property, plant and equipment at December 31, 2007 was $7,963 million, representing 60% of the company's consolidated total assets. Depreciation expense for the year ended December 31, 2007 was $754 million, or 10% of total operating costs. Management judgment is required in the determination of the estimated depreciable lives that are used to calculate the annual depreciation expense and accumulated depreciation.

Property, plant and equipment are recorded at cost and depreciated over the assets' estimated useful lives on a straight-line basis for financial reporting purposes. The estimated useful life represents the projected period of time that the asset will be productively employed by the company and is determined by management based on many factors, including historical experience with similar assets, technological life cycles, geographic locations and contractual supply relationships with on-site customers. Circumstances and events relating to these assets, such as on-site contract modifications, are monitored to ensure that changes in asset lives or impairments (see "Asset Impairment" below) are identified and prospective depreciation expense or impairment expense is adjusted accordingly. Praxair's largest asset values relate to cryogenic air-separation production plants with average depreciable lives of 15 years.

Based upon the assets as of December 31, 2007, if depreciable lives of machinery and equipment, on average, were increased or decreased by one year, annual depreciation expense would be decreased by approximately $34 million or increased by approximately $38 million, respectively.

PENSION BENEFITS

Pension benefits represent financial obligations that will be ultimately settled in the future with employees who meet eligibility requirements. Because of the uncertainties involved in estimating the timing and amount of future payments, significant estimates are required to calculate pension expense and liabilities related to the company's plans. The company utilizes the services of several independent actuaries, whose models are used to facilitate these calculations.

Several key assumptions are used in actuarial models to calculate pension expense and liability amounts recorded in the financial statements. Management believes the three most significant variables in the models are the expected long-term rate of return on plan assets, the discount rate, and the expected rate of compensation increase. The actuarial models also use assumptions for various other factors, including employee turnover, retirement age, and mortality. Praxair management believes the assumptions used in the actuarial calculations are reasonable, reflect the company's experience and expectations for the future and are within accepted practices in each of the respective geographic locations in which it operates. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors.

The weighted-average expected long-term rates of return on pension plan assets were 8.25% for U.S. plans and 8.70% for international plans for the year ended December 31, 2007 (8.25% and 8.30%, respectively, at December 31, 2006). These rates are determined annually by management based on a weighted average of current and historical market trends, historical and expected portfolio performance and the current and expected portfolio mix of investments. A 0.50% change in these expected long-term rates of return, with all other variables held constant, would change Praxair's pension expense by approximately $8 million.

The weighted-average discount rates for pension plan liabilities were 6.20% for U.S. plans and 6.85% for international plans at December 31, 2007 (5.88% and 6.00%, respectively, at December 31, 2006). These rates are used to calculate the present value of plan liabilities and are determined annually by management. The discount rate for the U.S. plan is established utilizing a bond matching model provided by the company's independent actuaries. The portfolio of bonds includes only Moody's Aa-graded corporate bonds and matches the U.S. plan's projected cash flows to the spot rates and calculates the single equivalent discount rate which produces the same present value. The discount rates for the international plans are based on market yields for high-quality fixed income investments representing the approximate duration of the pension liabilities on the measurement date. A 0.50% change in discount rates, with all other variables held constant, would change Praxair's pension expense by approximately $10 million and would impact the projected benefit obligation (PBO) by approximately $112 million.

The weighted-average expected rate of compensation increase was 3.50% for U.S. plans and 3.00% for international plans at December 31, 2007 and 2006. The estimated annual compensation increase is determined by management every year and is based on historical trends and market indices. A 0.50% change in the expected rate of compensation increase, with all other variables held constant, would change Praxair's pension expense by approximately $4 million and would impact the PBO by approximately $23 million.

ASSET IMPAIRMENT

Goodwill

At December 31, 2007, the company had goodwill of $1,967 million, which represents the aggregate of the excess purchase price for acquired businesses over the fair value of the net assets acquired.

The company performs a goodwill impairment test annually in the second quarter or more frequently if events or circumstances indicate that an impairment loss may have been incurred. The impairment test requires that the company estimate and compare the fair value of its reporting units to their carrying value. Fair value is determined through the use of projected future cash flows, multiples of earnings and sales and other factors.

Such analysis requires the use of certain future market assumptions and discount factors, which are subjective in nature. Estimated values can be affected by many factors beyond the company's control such as business and economic trends, government regulation, and technological changes. Management believes that the assumptions used to determine fair value are appropriate and reasonable. However, changes in circumstances or conditions affecting these assumptions could have a significant impact on the fair value determination, which could then result in a material impairment charge to the company's results of operations.

See Note 9 to the consolidated financial statements for disclosures concerning the carrying value of goodwill.

Property, Plant and Equipment

Property, plant and equipment is tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an individual asset or asset group may not be recoverable. To assess recoverability, the company compares the estimated undiscounted future cash flows expected to be generated from the asset or asset group to the carrying amount of the asset or asset group. If the undiscounted future cash flows are less than the carrying amount of the asset or asset group, an impairment charge reducing the carrying amount to fair value is required. Fair value is determined based on the most appropriate valuation technique, including discounted cash flows. This analysis requires management to make various subjective estimates and assumptions, including the amount of projected future cash flows related to the asset or asset group, the useful life over which cash flows will occur and the asset's residual value, if any.

INCOME TAXES

At December 31, 2007, Praxair had deferred tax assets of $519 million (net of valuation allowances of $341 million), and deferred tax liabilities of $1,165 million. Income tax expense was $419 million for the year ended December 31, 2007.

Effective January 1 2007, the Company adopted FIN 48 which provides a comprehensive model for the recognition, measurement and disclosure in financial statements of uncertain income tax positions that a Company has taken or expects to take on a tax return (see Notes 1 and 5 to the consolidated financial statements).

In the preparation of consolidated financial statements, Praxair estimates income taxes based on diverse legislative and regulatory structures that exist in various jurisdictions where the company conducts business. Deferred income tax assets and liabilities represent tax benefits or obligations that arise from temporary differences due to differing treatment of certain items for accounting and income tax purposes. Praxair evaluates deferred tax assets each period to ensure that estimated future taxable income will be sufficient in character (e.g. capital gain versus ordinary income treatment), amount and timing to result in their recovery. A valuation allowance is established when management determines that it is more likely than not that a deferred tax asset will not be realized to reduce the assets to their realizable value. Considerable judgments are required in establishing deferred tax valuation allowances and in assessing probable exposures related to tax matters. As events and circumstances change, related reserves and valuation allowances are adjusted to income at that time. Praxair's tax returns are subject to audit and local taxing authorities could challenge the company's tax positions. The company's practice is to review tax filing positions by jurisdiction and to record provisions for uncertain income tax provisions as required by FIN 48, including interest and penalties when applicable. Praxair believes it records and/or discloses such potential tax liabilities as appropriate and has reasonably estimated its income tax liabilities and recoverable tax assets. If new information becomes available, adjustments are charged against income at that time. Management does not anticipate that such adjustments would have a material adverse effect on the company's consolidated financial position or liquidity; however, it is possible that the final outcomes could have a material impact on the company's reported results of operations.

CONTINGENCIES

In accordance with SFAS No. 5, "Accounting for Contingencies," the company accrues liabilities for non-income tax contingencies when management believes that a loss is probable and the amounts can be reasonably estimated, while contingent gains are recognized only when realized. If new information becomes available or losses are sustained in excess of recorded amounts, adjustments are charged against income at that time. Management does not anticipate that in the aggregate such losses would have a material adverse effect on the company's consolidated financial position or liquidity; however, it is possible that the final outcomes could have a material impact on the company's reported results of operations.

Praxair is subject to various claims, legal proceedings and government investigations that arise from time to time in the ordinary course of business. These actions are based upon alleged environmental, tax, antitrust and personal injury claims, among others (see Note 17 to the consolidated financial statements). Such contingencies are significant and the accounting requires considerable management judgments in analyzing each matter to assess the likely outcome and the need for establishing appropriate liabilities and providing adequate disclosures. Praxair believes it records and/or discloses such potential contingencies as appropriate and has reasonably estimated its liabilities.

NEW ACCOUNTING STANDARDS

See Notes 1 and 2 to the consolidated financial statements for information concerning new accounting standards and the impact of the implementation of these standards on the company's financial statements.

MARKET RISKS AND SENSITIVITY ANALYSES

Praxair is exposed to market risks relating to fluctuations in interest rates and currency exchange rates. The objective of financial risk management at Praxair is to minimize the negative impact of interest rate and foreign exchange rate fluctuations on the company's earnings, cash flows and equity.

To manage these risks, Praxair uses various derivative financial instruments, including interest-rate swaps, currency swaps, forward contracts, currency options and commodity contracts. Praxair only uses commonly traded and non-leveraged instruments. These contracts are entered into primarily with major banking institutions thereby minimizing the risk of credit loss. Also, see Notes 1 and 12 to the consolidated financial statements for a more complete description of Praxair's accounting policies and use of such instruments.

The following discussion presents the sensitivity of the market value, earnings and cash flows of Praxair's financial instruments to hypothetical changes in interest and exchange rates assuming these changes occurred at December 31, 2007. The range of changes chosen for these discussions reflect Praxair's view of changes which are reasonably possible over a one-year period. Market values represent the present values of projected future cash flows based on interest rate and exchange rate assumptions.

INTEREST RATE AND DEBT SENSITIVITY ANALYSIS

At December 31, 2007, Praxair had debt totaling $4,192 million ($3,167 million at December 31, 2006). There were no interest-rate swap agreements outstanding at December 31, 2007 and 2006. When considered necessary, interest-rate swaps are entered into as hedges of underlying financial instruments to effectively change the characteristics of the interest rate without actually changing the underlying financial instrument. For fixed-rate instruments, interest-rate changes affect the fair market value but do not impact earnings or cash flows. Conversely, for floating-rate instruments, interest-rate changes generally do not affect the fair market value but impact future earnings and cash flows, assuming other factors are held constant.

At December 31, 2007, Praxair had fixed-rate debt of $2,552 million and floating-rate debt of $1,640 million, representing 61% and 39%, respectively, of total debt. At December 31, 2006, Praxair had fixed-rate debt of $2,378 million and floating-rate debt of $789 million, representing 75% and 25%, respectively, of total debt. Holding other variables constant (such as foreign exchange rates, swaps and debt levels), a one-percentage-point decrease in interest rates would increase the unrealized fair market value of the fixed-rate debt by approximately $116 million ($84 million in 2006). At December 31, 2007 and 2006, the after-tax earnings and cash flows impact for the subsequent year resulting from a one-percentage-point increase in interest rates would be approximately $11 million and $5 million, respectively, holding other variables constant.

EXCHANGE RATE SENSITIVITY ANALYSIS

Praxair's exchange-rate exposures result primarily from its investments and ongoing operations in South America (primarily Brazil, Argentina and Colombia), Europe (primarily Italy, Spain and Germany), Canada, Mexico, Asia (primarily China, India, Korea, Malaysia and Thailand) and other business transactions such as the procurement of equipment from foreign sources. Among other techniques, Praxair utilizes foreign exchange forward contracts and options to hedge these exposures. At December 31, 2007, Praxair had $776 million notional amount ($758 million at December 31, 2006) of foreign exchange contracts of which $606 million ($758 million in 2006) were to hedge recorded balance-sheet exposures and $170 million were to hedge anticipated net income (none at December 31, 2006).

Holding other variables constant, if there were a 10% adverse change in foreign-currency exchange rates for the portfolio, the fair market value of foreign-currency contracts outstanding at December 31, 2007 and 2006 would decrease by approximately $8 million and $40 million, respectively, which would be offset by an equal but offsetting gain or loss on the foreign-currency fluctuation of the underlying exposure being hedged.

FORWARD-LOOKING STATEMENTS

This document contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of tax, environmental, home healthcare and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of investigations, litigation and regulatory proceedings; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from the projections or estimates contained in the forward-looking statements. The company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1a (Risk Factors) in the company's latest Annual Report on Form 10-K filed with the SEC which should be reviewed carefully. Please consider the company's forward-looking statements in light of those risks.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations – Praxair, Inc. and its subsidiaries (Praxair or company) comprise one of the largest industrial gases companies worldwide, and the largest in North and South America. Praxair produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings to a diverse group of industries including aerospace, chemicals, electronics, energy, food and beverage, healthcare, manufacturing and metals.

Principles of Consolidation – The consolidated financial statements include the accounts of all significant subsidiaries where control exists and, in limited situations, variable-interest entities where the company is the primary beneficiary. Equity investments generally consist of 20% to 50% owned operations where the company exercises significant influence. Operations less than 20% owned, where the company does not exercise significant influence, are generally carried at cost. Pre-tax income from equity investments that are partnerships or limited-liability corporations (LLC) is included in Other income (expenses) – net with related taxes included in Income taxes. Remaining equity earnings are reported as Income from equity investments, net of income taxes. Partnership and LLC net assets are reported as Equity investments in the balance sheet. Significant inter-company transactions are eliminated and any significant related-party transactions have been disclosed.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results could differ, management believes such estimates to be reasonable.

Revenue Recognition – Revenue is recognized when: a firm sales agreement exists; product is shipped or services are provided to customers; and collectibility of a fixed or determinable sales price is reasonably assured. Sales returns and allowances are not a normal practice in the industry and are de minimis.

A small portion of the company's revenues relate to long-term construction contracts and are generally recognized using the percentage-of-completion method. Under this method, revenues from sales of major equipment, such as large air-separation facilities, are recognized based primarily on cost incurred to date compared with total estimated cost. Changes to total estimated cost and anticipated losses, if any, are recognized in the period determined.

For contracts that contain multiple products and/or services, amounts assigned to each component are based on its objectively determined fair value, such as the sales price for the component when it is sold separately or competitor prices for similar components.

Certain of the company's customer contracts qualify for lease accounting treatment under EITF Issue 01-8, "Determining Whether an Arrangement Contains a Lease." The associated revenue streams are classified as rental revenue and are not significant.

Amounts billed for shipping and handling fees are recorded as sales, generally on FOB destination terms, and costs incurred for shipping and handling are recorded as cost of sales.

Amounts billed for sales and use taxes, value-added taxes, and certain excise and other specific transactional taxes imposed on revenue producing transactions are presented on a net basis and are not included in sales in the consolidated statement of income.

Cash Equivalents – Cash equivalents are considered to be highly liquid securities with original maturities of three months or less.

Inventories – Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for certain U.S. operations and the average-cost method for most other operations.

Property, Plant and Equipment – Net – Property, plant and equipment are carried at cost, net of accumulated depreciation. The company capitalizes interest as part of the cost of constructing major facilities (see Note 7). Depreciation is calculated on the straight-line method based on the estimated useful lives of the assets, which range from 3 years to 40 years (see Note 8). Praxair uses accelerated depreciation methods for tax purposes where appropriate. Maintenance of property, plant and equipment is generally expensed as incurred.

The company performs a test for impairment whenever events or changes in circumstances indicate that the carrying amount of an individual asset or asset group may not be recoverable. Should projected undiscounted future cash flows be less than the carrying amount of the asset or asset group, an impairment charge reducing the carrying amount to fair value is required. Fair value is determined based on the most appropriate valuation technique, including discounted cash flows.

Asset-Retirement Obligations – An asset-retirement obligation is recognized in the period in which sufficient information exists to determine the fair value of the liability with a corresponding increase to the carrying amount of the related property, plant and equipment which is then depreciated over its useful life. The liability is initially measured at discounted fair value and then accretion expense is recorded in each subsequent period. The company's asset-retirement obligations are primarily associated with its on-site long-term supply arrangements where the company has built a facility on land leased from the customer and is obligated to remove the facility at the end of the contract term. The company's asset-retirement obligations are not material to its financial statements.

Foreign Currency Translation – For most foreign operations, the local currency is the functional currency and translation gains and losses are reported as part of the Accumulated other comprehensive income (loss) component of Shareholders' equity as a cumulative translation adjustment (see Note 7). For other foreign operations, the U.S. dollar is the functional currency and translation gains and losses are included in income.

Financial Instruments – Praxair enters into various derivative financial instruments to manage its exposure to fluctuating interest and currency exchange rates and energy costs. Such instruments primarily include interest-rate swap agreements; currency swap; forward contracts; currency options; and commodity-swap agreements. These instruments are not entered into for trading purposes. Praxair only uses commonly traded and non-leveraged instruments. There are two types of derivatives the company enters into: hedges of fair-value exposures and hedges of cash-flow exposures. Fair-value exposures relate to recognized assets or liabilities, and firm commitments; while cash-flow exposures relate to the variability of future cash flows associated with recognized assets or liabilities, or forecasted transactions.

When a derivative is executed and hedge accounting is appropriate, it is designated as either a fair-value hedge or a cash-flow hedge. Currently, Praxair designates all interest-rate and commodity-swap agreements as hedges; however, currency contracts are generally not designated as hedges for accounting purposes. All derivatives are linked to an appropriate underlying exposure. On an ongoing basis, the company assesses the hedge effectiveness of all derivatives designated as hedges to determine if they continue to be highly effective in offsetting changes in fair values or cash flows of the underlying hedged items. If it is determined that the hedge is not highly effective, then hedge accounting will be discontinued prospectively.

Changes in the fair value of derivatives designated as fair-value hedges are recognized in earnings as an offset to the change in the fair values of the underlying exposures being hedged. The changes in fair value of derivatives that are designated as cash-flow hedges are deferred in accumulated other comprehensive income (loss) and are recognized in earnings as the underlying hedged transaction occurs. Any ineffectiveness is recognized in earnings immediately. Derivatives that are entered into for risk-management purposes and are not designated as hedges (primarily related to anticipated net income and currency derivatives other than for firm commitments) are recorded at their fair market values and recognized in current earnings.

The company recognizes the changes in the fair value associated with currency contracts as follows: hedges of debt instruments are recorded in interest expense and generally offset the underlying hedged items. Hedges of other balance-sheet exposures, commodity contracts, forecasted transactions, lease obligations, firm commitments and anticipated future net income are recognized in Other income (expenses) – net and generally offset the underlying hedged items. Hedges of net investments in foreign subsidiaries are recognized in the cumulative translation adjustment component of Accumulated other comprehensive income (loss) on the consolidated balance sheet to offset translation gains and losses associated with the hedged net investment.

Praxair uses the following methods and assumptions to estimate the fair value of each class of financial instrument. The fair value of interest-rate swaps and currency-exchange contracts is estimated based on market prices obtained from independent dealer or market quotes. The fair value of long-term debt is estimated based on the quoted market prices for the same or similar issues. Due to their nature, the carrying value of cash, short-term investments and short-term debt, receivables and payables approximates fair value.

Goodwill – Acquisitions are accounted for using the purchase method which requires allocation of the purchase price to assets acquired and liabilities assumed based on estimated fair values. Any excess of the purchase price over the fair value of the assets and liabilities acquired is recorded as goodwill (see Note 9). Allocations of the purchase price are based on preliminary estimates and assumptions at the date of acquisition. Allocations are subject to revision based on final information received, including appraisals and other analyses which support underlying estimates.

Goodwill is reviewed annually in the second quarter or more frequently if events or circumstances indicate that an impairment may have occurred. The impairment test requires that the company estimate and compare the fair value of its reporting units to their carrying value. Fair value is determined through the use of projected future cash flows, multiples of earnings and sales and other factors.

Other Intangible Assets – Customer and license/use agreements, non-compete agreements and patents and other intangibles are amortized over the estimated period of benefit (see Note 10). The determination of the estimated period of benefit will be dependent upon the use and underlying characteristics of the intangible asset. Praxair evaluates the recoverability of its intangible assets subject to amortization when facts and circumstances indicate that the carrying value of the asset may not be recoverable. If the carrying value is not recoverable, impairment is measured as the amount by which the carrying value exceeds its estimated fair value. Fair value is generally estimated based on either appraised value or other valuation techniques.

Income Taxes – Deferred income taxes are recorded for the temporary differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates. Valuation allowances are established against deferred tax assets whenever circumstances indicate that it is more likely than not that such assets will not be realized in future periods.

Effective January 1 2007, the company adopted FASB Interpretation No. (FIN) 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109", which provides a comprehensive model for the recognition, measurement and disclosure in financial statements of uncertain income tax positions that a company has taken or expects to take on a tax return. Under FIN 48, the company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Additionally, the company accrues interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. Interest and penalties are classified as income tax expense in the financial statements. See Note 5 for additional information relating to the adoption of FIN 48 and required disclosures.

Prior to 2007, in accordance with SFAS No. 5, the provision for income taxes included probable exposures for tax matters and related interest and penalties when assessed, if applicable.

Retirement Benefits – Most Praxair employees participate in a form of defined benefit or contribution retirement plan, and additionally certain employees are eligible to participate in various post-employment health care and life insurance benefit plans. The cost of such benefits is recognized over the employees' expected service period to the Company in accordance with the applicable accounting standards. The funded status of the plans is recorded as an asset or liability in the consolidated balance sheets in accordance with SFAS No. 158. Funding of retirement benefits varies and is in accordance with local laws and practices. See Note 16 for additional information relating to retirement programs.

Share-based Compensation – In 2006, the company adopted Statement of Financial Accounting Standard (SFAS) No. 123 (revised 2004), "Share-Based Payment" and related interpretations (SFAS No. 123R) which require the measurement and recognition of compensation expense for all share-based awards to employees and directors based on their fair value. The company has granted share-based awards which consist of stock options, restricted stock and performance-based stock. Share-based compensation expense is generally recognized on a straight-line basis over the stated vesting period. For stock awards granted to full-retirement-eligible employees, compensation expense is recognized over the period from the grant date to the date retirement eligibility is achieved. For performance-based awards, compensation expense is recognized only if it is probable that the performance condition will be achieved.

The company adopted SFAS No. 123R using the modified prospective transition method and, accordingly, prior periods have not been restated to reflect the impact of expensing stock options. Share-based compensation expense is recorded for all new and unvested stock option awards that are expected to vest over the service period beginning on January 1, 2006.

Prior to 2006, the company accounted for share-based awards using the intrinsic value method under Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees". Accordingly, prior to 2006, stock option expense was not recognized in net income as the exercise price of options granted was equal to the market value of the stock at the date of grant. Pro forma net income and earnings per share amounts as if stock option expense had been recognized based on fair value for 2005 are provided in Note 15.

See Note 15 for additional disclosures relating to share-based compensation.

RECENTLY ISSUED ACCOUNTING STANDARDS

ACCOUNTING STANDARDS IMPLEMENTED IN 2007

Effective January 1, 2007, the company adopted FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, "Accounting for Income Taxes" (SFAS 109). See Note 5 for information relating to the implementation of this interpretation and other required disclosures pertaining to uncertain tax positions.

ACCOUNTING STANDARDS TO BE IMPLEMENTED

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which provides a single definition of fair value, and requires additional disclosure about the use of fair value to measure assets and liabilities. In February 2008, the FASB issued FASB Staff Position (FSP) No. 157-2 which delays the effective date of SFAS No. 157 until January 1, 2009 for Praxair for all non-financial assets and liabilities, except those that are recognized and disclosed at fair value in the financial statements on a recurring basis. SFAS No. 157 is effective on January 1, 2008 for Praxair for financial assets and liabilities as well as those non-financial assets and liabilities excluded from the deferral above. The company is currently in the process of evaluating the impact of this standard on the consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115". This statement permits companies, at their option, to choose to measure many financial instruments and certain other items at fair value. If the option to use fair value is chosen, the standard requires additional disclosures related to the fair value measurements included in the financial statements. This statement is effective on January 1, 2008 for Praxair and the company is currently in the process of evaluating the impact of this standard on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (R), "Business Combinations", which will change the way the Company accounts for business combinations. The more significant changes under this standard will require: more assets acquired and liabilities assumed to be measured at fair value as of the acquisition date; all acquisition related costs to be expensed; and contingent liabilities to be remeasured at fair value in each reporting period. This standard also requires additional disclosures by the acquirer. This standard is effective on a prospective basis on January 1, 2009 for Praxair and the company is currently in the process of evaluating the impact of this standard on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling interests in Consolidated Financial Statements", which requires noncontrolling interests (currently referred to as minority interests) in subsidiaries to be classified as a separate component of equity in the consolidated financial statements. Also, the amount of net income attributable to the noncontrolling interests will be included in consolidated net income on the face of the statement of income. This standard is effective on January 1, 2009 for Praxair and the company is currently in the process of evaluating the impact of this standard on the consolidated financial statements.

In December 2007, the Emerging Issues Task Force ("EITF") ratified EITF 07-1, "Accounting for Collaborative Arrangements". This issue addresses the accounting for collaborative arrangements in which no legal entity is created. The EITF requires revenues and costs under a collaborative arrangement to be reported on a gross basis if the entity is a principal to an arrangement or on a net basis if the entity is an agent and requires specific disclosures for material arrangements. This EITF is effective for Praxair on January 1, 2009. Praxair is currently in the process of evaluating the impact of this interpretation on the consolidated financial statements.

Reclassifications – Certain prior years' amounts have been reclassified to conform to the current year's presentation.

NOTE 2. CHANGE IN ACCOUNTING PRINCIPLE

Effective December 31, 2005, Praxair adopted FIN 47, "Accounting for Conditional Asset Retirement Obligations," which provides guidance on when a company has sufficient information to reasonably estimate an asset-retirement obligation's fair value as required under SFAS 143, "Accounting for Asset Retirement Obligations." Under FIN 47, uncertainty as to the timing and/or method of settlement of a conditional asset-retirement obligation should be factored into the measurement of the liability when sufficient information exists. At December 31, 2005, the company recognized transition amounts for existing asset-retirement obligation liabilities, associated capitalizable costs and accumulated depreciation to date. An after-tax transition charge of $6 million was recorded as the cumulative effect of a change in accounting principle for the year ended December 31, 2005.

NOTE 3. ACQUISITIONS

The results of operations of these businesses have been included in Praxair's consolidated statements of income since their respective dates of acquisition.

In March 2007, Praxair acquired Linde AG's industrial gas business in Mexico and Mittler Supply, Inc., an independent packaged gas distributor with operations across the midwestern United States. The aggregate purchase price for these acquisitions was $297 million and resulted in the recognition of $160 million of goodwill and $44 million of intangible assets, primarily consisting of customer and license/use agreements. In addition, in November 2007, Praxair formed a new majority-owned packaged gas distribution subsidiary in the Mid-Atlantic region of the United States by contributing portions of its current operations and acquiring an independent distributor, GT&S, Inc. This was a non-monetary transaction and, therefore, is not reflected in the consolidated statement of cash flows. The transaction resulted in the recognition of approximately $59 million in goodwill and $16 million in intangible assets, primarily consisting of customer and license/use agreements. The transaction also resulted in an increase of $59 million in Minority Interests and $82 million in short-term debt. These acquisitions will strengthen Praxair's presence and ability to serve customers in their respective geographies.

On November 30, 2007, Praxair acquired a 50% interest in the industrial gases business of Yara International ASA of Norway for $117 million. This joint venture, Yara Praxair Holding AS, represents Praxair's entry into the Scandinavian market and is accounted for as an equity investment in the consolidated financial statements.

On December 31, 2005, Praxair acquired the packaged gas business and facilities of Constar LLC for a purchase price of $31 million. The acquisition resulted in approximately $14 million of goodwill, adjusted for the final purchase price allocation. The business includes 10 facilities in Georgia, Tennessee and South Carolina which fill and distribute high-pressure industrial, medical and specialty-gas cylinders and other gas containers. Constar also operates several retail stores for the sale of welding and related equipment, supplies and services. The acquisition facilitated Praxair's expansion into a new geography and strengthened the company's ability to serve customers throughout North America.

Other acquisitions in 2007, 2006 and 2005 were not significant.

NOTE 4. LEASES

In the normal course of its business, Praxair enters into various leases as the lessee, primarily involving manufacturing and distribution equipment and office space. Non-cancelable operating lease commitments extending for more than one year require future minimum payments totaling $339 million at December 31, 2007 as follows: 2008, $84 million; 2009, $67 million; 2010, $54 million; 2011, $36 million; 2012, $27 million and $71 million thereafter. The present value of these future lease payments under operating leases is approximately $282 million. Total lease and rental expenses under operating leases were $105 million in 2007, $97 million in 2006, and $96 million in 2005. Capital leases are not significant and are included in property, plant and equipment – net. Related obligations are included in debt.

Praxair's leases where it is the lessor are not significant.

NOTE 5. INCOME TAXES

Pre-tax income applicable to U.S. and foreign operations is as follows:

(MILLIONS OF DOLLARS) YEAR ENDED DECEMBER 31,	2007	2006	2005
United States	$ 491	$ 424	$ 304
Foreign	1,122	940	826
Total income before income taxes	$1,613	$1,364	$1,130

The following is an analysis of the provision for income taxes:

(MILLIONS OF DOLLARS) YEAR ENDED DECEMBER 31,	2007	2006	2005
CURRENT TAX EXPENSE			
U.S. Federal	$140	$ 77	$ 56
State and local	12	11	10
Foreign	230	177	110
	382	265	176
DEFERRED TAX EXPENSE			
U.S. Federal	8	52	79
Foreign [(a)]	29	38	121
	37	90	200
TOTAL INCOME TAXES	$419	$355	$376

(a) 2005 includes $67 million related to valuation allowance adjustments, primarily in Brazil.

An analysis of the difference between the provision for income taxes and the amount computed by applying the U.S. statutory income tax rate to pre-tax income follows:

(DOLLAR AMOUNTS IN MILLIONS) YEAR ENDED DECEMBER 31,	2007		2006		2005	
U.S. statutory income tax rate	$ 565	35.0%	$ 477	35.0%	$ 395	35.0%
State and local taxes – net of federal benefit	7	0.5%	7	0.5%	4	0.4%
U.S. tax credits and deductions[(a)]	(11)	-0.7%	(10)	-0.7%	(8)	-0.7%
Foreign tax rate differentials[(b)]	(133)	-8.2%	(114)	-8.4%	(103)	-9.1%
Repatriation and other foreign tax adjustments[(c)]	(3)	-0.2%	—	—	92	8.1%
Tax audit settlements[(d)]	—	—	(5)	-0.4%	(1)	-0.1%
Other – net	(6)	-0.4%	—	—	(3)	-0.3%
Provision for income taxes	$ 419	26.0%	$ 355	26.0%	$ 376	33.3%

(a) U.S. tax credits and deductions relate to research and experimentation tax credits, export tax credits and manufacturing deductions.

(b) Includes foreign tax rate differentials and various tax incentives primarily in Europe, Asia and South America. Additionally, in 2007 and 2005, respectively, net income tax benefits of $12 million and $9 million were recorded in Europe, related to tax rate changes, and other adjustments. Other tax rate changes were not significant.

(c) The tax charge in 2005 is related to the repatriation of foreign earnings pursuant to the American Jobs Creation Act of 2004 ($67 million) and other foreign tax adjustments made to tax reserves and valuation allowances ($25 million).

(d) The tax audit settlements represent non-recurring benefits resulting from the settlement of various tax matters in the U.S.

Net deferred tax liabilities included in the consolidated balance sheet are comprised of the following:

(MILLIONS OF DOLLARS)

DECEMBER 31,	2007	2006
DEFERRED TAX LIABILITIES		
Fixed assets	$ 922	$ 867
Exchange gains	131	86
Goodwill	47	39
Other	65	47
	$1,165	$1,039
DEFERRED TAX ASSETS		
Carryforwards	$ 401	$ 352
Benefit plans and related[a]	233	210
Exchange losses	41	38
Research and development[b]	—	36
Inventory	9	10
Other	176	148
	860	794
Less: Valuation allowances	(341)	(266)
	$ 519	$ 528
NET DEFERRED TAX LIABILITIES	$ 646	$ 511
Recorded in the consolidated balance sheets as:		
Current deferred tax assets, net (Note 7)	$ 86	$ 87
Long-term deferred tax liabilities, net (Note 7)	732	598
	$ 646	$ 511

(a) Includes deferred taxes of $120 million and $131 million in 2007 and 2006, respectively, related to pension/OPEB funded status.

(b) U.S. R&D credits were fully utilized in 2007.

Praxair evaluates deferred tax assets quarterly to ensure that estimated future taxable income will be sufficient in character (e.g., capital gain versus ordinary income treatment), amount and timing to result in their recovery. After considering the positive and negative evidence, a valuation allowance is established when management determines that it is more likely than not (i.e., greater than 50% likelihood) that a deferred tax asset will not be realized to reduce the assets to their realizable value. Considerable judgment is required in establishing deferred tax valuation allowances. At December 31, 2007, Praxair had $401 million of deferred tax assets relating to net operating losses and tax credits (primarily foreign). Of this amount, $278 million relates to NOLs (primarily in one Brazilian subsidiary) for which Praxair has a 100% valuation allowance. The valuation allowances are required because management has determined, based on financial projections and available tax strategies, which management anticipates will continue to eliminate future taxable income, that it is unlikely that any of the NOLs will be utilized in the foreseeable future. The remaining $123 million of carryforwards, $74 million U.S. and $49 million foreign, expire through 2027 and 2016, respectively, and have $63 million of valuation allowances recorded. If events or circumstances change valuation allowances would be adjusted at that time resulting in an income tax benefit or charge. The carryforwards and valuation allowance increases in 2007 are primarily related to currency movements and tax filings.

A provision has not been made for additional U.S. Federal or foreign taxes at December 31, 2007 on $3.1 billion of undistributed earnings of foreign subsidiaries because Praxair intends to reinvest these funds indefinitely to support foreign growth opportunities. It is not practicable to estimate the unrecognized deferred tax liability on these undistributed earnings. These earnings could become subject to additional tax if they are remitted as dividends, loaned to Praxair, or upon sale of the subsidiary's stock.

FIN 48 – UNCERTAIN TAX POSITIONS

Effective January 1, 2007, the company adopted FIN 48 which provides a comprehensive model for the recognition, measurement and disclosure in financial statements of uncertain tax positions that a company has taken or expects to take on a tax return. The adoption of FIN 48 resulted in a non-cash transition charge of $158 million, recorded as a reduction to beginning retained earnings. The transition adjustment relates primarily to tax positions related to foreign operations where the original tax benefit related to periods prior to 2002.

As of December 31, 2007, the company has unrecognized income tax benefits totaling $289 million which are primarily recorded as other long-term liabilities in the consolidated balance sheets (see Note 7). Unrecognized income tax benefits represent income tax positions taken on income tax returns but not yet recognized in the consolidated financial statements. If recognized, essentially all of the unrecognized tax benefits and related interest and penalties would be recorded as a benefit to income tax expense on the consolidated statement of income. Any changes in accounting estimates resulting from new developments with respect to uncertain income tax positions will be recorded as appropriate. The company does not currently anticipate significant changes in the amount of unrecognized income tax benefits over the next year.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(MILLIONS OF DOLLARS)	
Unrecognized income tax benefits, January 1, 2007	$309
Additions for tax positions of prior years	19
Reductions for tax positions of prior years	(6)
Additions for current year tax positions	14
Reductions for settlements with taxing authorities[a]	(81)
Foreign currency translation	34
Unrecognized income tax benefits, December 31, 2007	$289

(a) Settlements are uncertain tax positions that were effectively settled with the taxing authorities, including positions where the Company has agreed to amend its tax returns to eliminate the uncertainty.

Interest and penalties on tax reserves of $20 million were recognized for the year ended December 31, 2007 and were classified as income tax expense in the consolidated statement of income. As of December 31, 2007, the company had $57 million of accrued interest and penalties which were recorded in other long-term liabilities in the consolidated balance sheets (see Note 7).

As of December 31, 2007, the company remained subject to examination in the following major tax jurisdictions for the tax years as indicated below:

MAJOR TAX JURISDICTIONS	OPEN YEARS
North America	
United States	2005 through 2007
Canada	2000 through 2007
Mexico	2002 through 2007
Europe	
Germany	2004 through 2007
Italy	2003 through 2007
Spain	1997 through 2007
South America	
Brazil	1998 through 2007
Asia	
China	2007
India	1999 through 2007
Korea	2002 through 2007
Thailand	2003 through 2007

The company is currently undergoing an IRS audit for its 2005 and 2006 tax years in the United States. During 2006, the IRS completed its audit and issued its final assessment related to Praxair's U.S. Federal income tax returns for the 2003 and 2004 tax years, resulting in an immaterial adjustment to the consolidated financial statements.

NOTE 6. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding. Diluted earnings per share is computed by dividing net income for the period by the weighted average number of Praxair common shares outstanding and dilutive common stock equivalents, as follows:

	2007	2006	2005
NUMERATOR (MILLIONS OF DOLLARS)			
Income before cumulative effect of change in accounting principle	$1,177	$ 988	$ 732
Cumulative effect of change in accounting principle	—	—	(6)
Net income	$1,177	$ 988	$ 726
DENOMINATOR (THOUSANDS OF SHARES)			
Weighted average shares outstanding	317,991	322,444	322,658
Shares earned and issuable under compensation plans	1,006	1,051	1,107
Weighted average shares used in basic earnings per share	318,997	323,495	323,765
Effect of dilutive securities			
Convertible debt	—	—	146
Performance-based stock awards	105	—	—
Employee stock options	5,740	5,798	5,774
Weighted average shares used in diluted earnings per share	324,842	329,293	329,685
BASIC EARNINGS PER COMMON SHARE			
Income before cumulative effect of change in accounting principle	$ 3.69	$ 3.05	$ 2.26
Net income	$ 3.69	$ 3.05	$ 2.24
DILUTED EARNINGS PER COMMON SHARE			
Income before cumulative effect of change in accounting principle	$ 3.62	$ 3.00	$2.22
Net income	$ 3.62	$ 3.00	$ 2.20

Stock options of 5,540, 1,000 and 74,200 shares were excluded in the computation of diluted earnings per share for the years ended December 31, 2007, 2006 and 2005, respectively, because the exercise prices were greater than the average market price of the common stock for the respective period.

NOTE 7. SUPPLEMENTAL INFORMATION

INCOME STATEMENT

(MILLIONS OF DOLLARS)

YEAR ENDED DECEMBER 31,	2007	2006	2005
SELLING, GENERAL AND ADMINISTRATIVE			
Selling	$ 547	$ 503	$475
General and administrative[a]	643	583	512
	$1,190	$1,086	$987
DEPRECIATION AND AMORTIZATION			
Depreciation	$ 754	$ 681	$649
Amortization of other intangibles (Note 10)	20	15	16
	$ 774	$ 696	$665
OTHER INCOME (EXPENSES) – NET			
Net income hedges (Note 12)	$ (16)	$ —	$ (5)
Other currency	3	(3)	1
Partnership income	25	30	23
Severance expense	(11)	(15)	(10)
Gain on divestitures	11	14	—
Insurance recoveries	—	15	—
St. Louis distribution facility fire	—	—	(8)
Customer obligation settlement	—	—	20
U.S. Gulf Coast hurricanes impact	—	—	(16)
Other – net	(9)	(9)	5
	$ 3	$ 32	$ 10
INTEREST EXPENSE – NET			
Interest incurred on debt	$ 213	$ 181	$179
Interest capitalized	(35)	(21)	(11)
Amortization of swap termination costs (Note 12)	(5)	(5)	(5)
	$ 173	$ 155	$163

(a) 2007 and 2006 include share-based compensation expense under SFAS No. 123R of $40 million and $39 million, respectively. 2005 does not include share-based compensation as the company was accounting for stock options under APB 25 which did not require the recognition of share-based compensation in net income.

BALANCE SHEET

(MILLIONS OF DOLLARS) DECEMBER 31,	2007	2006
ACCOUNTS RECEIVABLE		
Trade	$1,715	$1,461
Other	114	90
	1,829	1,551
Less: allowance for doubtful accounts[a]	(106)	(95)
	$1,723	$1,456
INVENTORIES[b]		
Raw materials and supplies	$ 129	$ 104
Work in process	61	50
Finished goods	284	227
	$ 474	$ 381
PREPAID AND OTHER CURRENT ASSETS		
Deferred income taxes (Note 5)	$ 86	$ 87
Prepaid	54	49
Other	54	50
	$ 194	$ 186
OTHER LONG-TERM ASSETS		
Pension assets (Note 16)	$ 116	$ 102
Insurance contracts[c]	80	77
Long-term receivables	118	97
Deposits	56	42
Investments carried at cost	13	12
Deferred charges	13	14
Other	127	103
	$ 523	$ 447
OTHER CURRENT LIABILITIES		
Accrued expenses	$ 238	$ 190
Payrolls	185	161
Pension and postretirement (Note 16)	73	42
Interest payable	28	32
Employee benefit accrual	20	28
Severance	15	12
Insurance reserves	12	15
Other	124	115
	$ 695	$ 595

(MILLIONS OF DOLLARS) DECEMBER 31,	2007	2006
OTHER LONG-TERM LIABILITIES		
Pension and postretirement (Note 16)	$ 490	$ 515
FIN 48 tax liabilities[d]	248	—
FIN 48 interest and penalties[d]	57	—
Insurance reserves	31	32
Other[d]	222	384
	$1,048	$ 931
DEFERRED CREDITS		
Deferred income taxes (Note 5)	$ 732	$ 598
Other	125	58
	$ 857	$ 656
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)		
Cumulative translation adjustment		
North America	$ (22)	$ (120)
South America[e]	(521)	(759)
Europe	23	(12)
Asia	36	(10)
Surface technologies	47	26
	(437)	(875)
Derivatives – net of taxes	—	(1)
Pension/OPEB funded status obligation (net of $120 million and $131 million taxes in 2007 and 2006, respectively)	(235)	(251)
	$ (672)	$(1,127)

(a) Provisions to the allowance for doubtful accounts were $53 million, $52 million and $36 million in 2007, 2006, and 2005, respectively. The remaining allowance activity in each period related primarily to write-offs of uncollectible amounts, net of recoveries and currency movements.

(b) Approximately 13% and 15% of total inventories were valued using the LIFO method at December 31, 2007 and 2006, respectively. If inventories had been valued at current costs, they would have been approximately $17 million and $19 million higher than reported at December 31, 2007 and 2006, respectively.

(c) Consists primarily of insurance contracts and other investments to be utilized for non-qualified pension and OPEB obligations (see Note 16).

(d) FIN 48 became effective in 2007 (see Notes 1 and 5). In 2006, related long-term tax liabilities are reported in Other.

(e) Consists primarily of currency translation adjustments in Brazil and Argentina.

NOTE 8. PROPERTY, PLANT AND EQUIPMENT – NET

Significant classes of property, plant and equipment are as follows:

(MILLIONS OF DOLLARS)

DECEMBER 31,	2007	2006
Machinery and equipment	$ 13,834	$11,989
Buildings	898	783
Construction in progress and other	1,156	858
Land and land improvements	288	267
	16,176	13,897
Less: accumulated depreciation	(8,213)	(7,203)
	$ 7,963	$ 6,694

Machinery and equipment includes production plants, tanks, cylinders, transportation equipment and other assets that have useful lives of 3 years to 30 years. Buildings have useful lives of 25 years to 40 years and land improvements have useful lives of up to 20 years.

NOTE 9. GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 were as follows:

(MILLIONS OF DOLLARS)

	NORTH AMERICA	SOUTH AMERICA	EUROPE	ASIA	SURFACE TECHNOLOGIES	TOTAL
BALANCE, DECEMBER 31, 2005	$ 991	$ 161	$ 293	$26	$ 74	$1,545
Acquisitions	4	2	—	—	—	6
Purchase adjustments	3	—	—	—	—	3
Foreign currency translation	—	18	31	3	5	57
Other	—	—	2	—	—	2
BALANCE, DECEMBER 31, 2006	$ 998	$ 181	$ 326	$29	$ 79	$1,613
Acquisitions (Note 3)	237	1	—	—	—	238
Purchase adjustments	1	—	2	—	—	3
Foreign currency translation	24	43	36	4	6	113
BALANCE, DECEMBER 31, 2007	$1,260	$225	$ 364	$33	$ 85	$1,967

The annual impairment tests required by SFAS No. 142, "Goodwill and Other Intangible Assets," for 2007, 2006 and 2005 were performed during the second quarter of each year and no impairments were indicated.

NOTE 10. OTHER INTANGIBLE ASSETS

The following is a summary of Praxair's other intangible assets at December 31, 2007 and 2006:

(MILLIONS OF DOLLARS)

FOR THE YEAR ENDED DECEMBER 31, 2007	CUSTOMER AND LICENSE/USE AGREEMENTS	NON-COMPETE AGREEMENTS	PATENTS AND OTHER	TOTAL
Cost:				
Balance, December 31, 2006	$ 72	$ 39	$ 16	$ 127
Additions (Note 3)	73	7	—	80
Foreign currency translation	4	2	—	6
Other	(2)	(15)	2	(15)
Balance, December 31, 2007	147	33	18	198
Less: accumulated amortization:				
Balance, December 31, 2006	(26)	(24)	(6)	(56)
Amortization expense	(10)	(9)	(1)	(20)
Foreign currency translation	(2)	(1)	—	(3)
Other	2	15	(2)	15
Balance, December 31, 2007	(36)	(19)	(9)	(64)
Net balance at December 31, 2007	$ 111	$ 14	$ 9	$ 134

(MILLIONS OF DOLLARS)

FOR THE YEAR ENDED DECEMBER 31, 2006	CUSTOMER AND LICENSE/USE AGREEMENTS	NON-COMPETE AGREEMENTS	PATENTS AND OTHER	TOTAL
Cost:				
Balance, December 31, 2005	$ 71	$ 38	$ 17	$ 126
Additions	5	2	—	7
Foreign currency translation	2	1	—	3
Other	(6)	(2)	(1)	(9)
Balance, December 31, 2006	72	39	16	127
Less: accumulated amortization:				
Balance, December 31, 2005	(22)	(18)	(5)	(45)
Amortization expense	(6)	(8)	(1)	(15)
Foreign currency translation	(1)	—	—	(1)
Other	3	2	—	5
Balance, December 31, 2006	(26)	(24)	(6)	(56)
Net balance at December 31, 2006	$ 46	$ 15	$ 10	$ 71

There are no expected residual values related to these intangible assets. Amortization expense for the years ended December 31, 2007, 2006 and 2005 was $20 million, $15 million and $16 million, respectively. The remaining weighted-average amortization period for intangible assets is approximately 11 years. Total estimated annual amortization expense is as follows: 2008, $19 million; 2009, $17 million; 2010, $15 million; 2011, $13 million; 2012, $11 million and $59 million thereafter.

NOTE 11. DEBT

The following is a summary of Praxair's outstanding debt at December 31, 2007 and 2006:

(MILLIONS OF DOLLARS)

	2007	2006
SHORT-TERM		
Commercial paper and U.S. bank borrowings	$ 214	$ 9
European borrowings	19	—
Canadian borrowings	325	—
South American borrowings	37	35
Asian borrowings	182	79
Other international borrowings	11	7
Total short-term debt	788	130
LONG-TERM		
U.S. Borrowings		
Commercial Paper(c)	100	—
4.75% Notes due 2007(c)	—	250
6.625% Notes due 2007(c)	—	250
6.50% Notes due 2008(c)	250	250
2.75% Notes due 2008(a, c)	300	299
6.375% Notes due 2012(a, b)	519	524
3.95% Notes due 2013(a)	349	349
5.25% Notes due 2014(a)	399	—
5.375% Notes due 2016(a)	399	399
5.20% Notes due 2017(a)	325	—
Other	3	8
European borrowings	656	590
South American borrowings	80	83
Asian borrowings	10	21
Other international borrowings	6	4
Obligations under capital lease	8	10
	3,404	3,037
Less: current portion of long-term debt	(40)	(56)
Total long-term debt	3,364	2,981
Total debt	$ 4,192	$3,167

(a) Amounts are net of unamortized discounts.

(b) December 31, 2007 and 2006 include a $20 million and $25 million fair value increase, respectively, related to SFAS 133 hedge accounting (see Note 12).

(c) Classified as long-term because of the Company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of existing agreements.

During 2007, Praxair repaid $250 million of $4.75% Notes and $250 million of 6.625% Notes that were due on July 16, 2007 and October 15, 2007, respectively. The repayments were initially funded through the issuance of commercial paper. On March 15, 2007, Praxair issued $325 million of 5.20% Notes due 2017 and on November 13, 2007, Praxair issued $400 million of 5.25% Notes due 2014. The proceeds were used to refinance existing debt and for general corporate purposes.

The company has a $400-million revolving credit facility in Europe and a $200-million revolving credit facility in Canada with a syndicate of international banks that expires in November 2012. At December 31, 2007, $174 million was outstanding against the facility in Canada and there was no balance outstanding against the facility in Europe. At December 31, 2006, there were no balances outstanding against either facility. The company has the ability to draw against each facility in one of four currencies in amounts not to exceed the then U.S. dollar equivalent of $400 million and $200 million, respectively.

The company has a €450-million borrowing facility with a syndicate of international banks that expires in 2009. As of December 31, 2007, the amount outstanding against this facility was €450 million, or $656 million (€450 million, or $590 million at December 31, 2006). The weighted-average interest rate on this facility at December 31, 2007 was 4.8% (3.6% at December 31, 2006).

The company has a $1-billion senior unsecured credit facility with a syndicate of banks that expires in 2011. No borrowings were outstanding under the credit agreement at December 31, 2007 or 2006. Associated fees were not significant in each of the past three years.

At December 31, 2007, $550 million of notes due in 2008 as well as $100 million in commercial paper have been classified as long-term because of the company's intent to refinance this debt on a long-term basis and the availability of such financing under the terms of its credit agreements.

As of December 31, 2007 and 2006, the weighted-average interest rate of short-term borrowings outstanding was 6.4% and 7.2%, respectively.

Praxair's major bank credit and long-term debt agreements contain various covenants which may, among other things, restrict the ability of Praxair to merge with another entity, incur or guarantee debt, sell or transfer certain assets, create liens against assets, enter into sale and leaseback agreements, or pay dividends and make other distributions beyond certain limits. These agreements also require Praxair to meet a leverage ratio as defined in the agreements. The company is in compliance with all financial debt covenants.

Expected maturities on long-term debt are as follows: 2008, $40 million; 2009, $686 million; 2010, $23 million; 2011, $5 million; 2012, $523 million and $2,127 million thereafter. At December 31, 2007, $285 million of Praxair's assets (principally international fixed assets) were pledged as collateral for $76 million of long-term debt, including the current portion of long-term debt.

At December 31, 2007, the estimated fair value of Praxair's long-term debt portfolio was $3,437 million versus a carrying value of $3,404 million. At December 31, 2006, the estimated fair value of Praxair's long-term debt portfolio was $3,027 million versus a carrying value of $3,037 million. These differences are attributable to interest-rate changes subsequent to when the debt was issued.

NOTE 12. FINANCIAL INSTRUMENTS

The following table is a summary of the notional amount of currency derivatives outstanding at December 31, 2007 and 2006 (all maturities within one year):

(MILLIONS OF DOLLARS)

	2007	2006
Currency contracts		
Balance sheet items	$ 606	$ 758
Anticipated net income	170	—
	$ 776	$ 758

At December 31, 2007, the fair value of all derivative contracts has been recorded in the consolidated balance sheet as $4 million in current assets and $13 million in current liabilities ($3 million in current assets and $3 million in current liabilities at December 31, 2006).

CURRENCY CONTRACTS

Praxair enters into currency-exchange forward contracts and options to manage its exposure to fluctuations in foreign-currency exchange rates. The anticipated net income hedges outstanding at December 31, 2007 related to hedges of a portion of 2008 anticipated net income in Brazil, Europe and Canada. Other income (expenses) – net includes a loss of $16 million, no impact, and a loss of $5 million in 2007, 2006, and 2005, respectively, as a result of net-income hedging contracts (see Note 7).

Counterparties to currency-exchange forward contracts and options are primarily major banking institutions with credit ratings of investment grade or better and no collateral is required. There are no significant risk concentrations. Management believes the risk of incurring losses on derivative contracts related to credit risk is remote and any losses would be immaterial.

INTEREST RATE SWAPS

There were no interest rate swap agreements outstanding at December 31, 2007 and 2006.

During 2002, Praxair entered into and terminated $500 million notional amount of interest-rate swap agreements that effectively converted fixed-rate interest to variable-rate interest on the $500 million 6.375% notes that mature in April 2012. The termination resulted in a cash gain of $47 million, which Praxair recognized in earnings and was equally offset with a charge to earnings for the changes in the fair value of the underlying debt instrument. This debt increase of $47 million is being recognized in earnings as a reduction to interest expense over the remaining term of the underlying debt, or about ten years. For the year ended December 31, 2007, $5 million was recognized in earnings as a reduction to interest expense ($5 million during each of the years ended December 31, 2006 and 2005) and $20 million remains unrecognized at December 31, 2007 ($25 million at December 31, 2006) (see Note 11).

NOTE 13. SHAREHOLDERS' EQUITY

At December 31, 2007 and 2006, there were 800,000,000 shares of common stock authorized (par value $0.01 per share) of which 373,144,668 shares were issued and 315,488,151 were outstanding at December 31, 2007 and 367,644,882 shares were issued and 320,860,846 shares were outstanding at December 31, 2006.

In 2004, the board of directors of Praxair declared a dividend of one purchase right (a Right) for each share of Praxair's common stock held of record at the close of business on April 30, 2004; and that dividend was paid on May 3, 2004. On May 3, 2004, all prior Rights then outstanding expired. In addition, one Right is deemed to be delivered with and attached to each share of Praxair's common stock issued after April 30, 2004 and before the redemption or expiration of the Rights. Each Right entitles its registered holder, when exercised under certain circumstances, to purchase for $150.00 (subject to adjustment and referred to as the "Exercise Price") certain securities or assets of Praxair or a surviving entity. The Rights will expire on May 2, 2009, unless exchanged or redeemed prior to that date or unless extended by action of Praxair's stockholders prior to that date. The redemption price is $0.001 per Right.

The Rights may not be exercised until at least 10 days (or a later date determined by the board of directors) after a person or group acquires 20 percent or more of Praxair's common stock, or commences a tender offer that, if consummated, would result in 20 percent or more ownership of Praxair's common stock. Separate Rights certificates will not be issued and the Rights will not be traded separately from the stock until such time. At no time will a Right confer any voting power to its holder.

Should an acquirer become the beneficial owner of 20 percent or more of Praxair's common stock (other than as approved by Praxair's board of directors) and under certain additional circumstances, Praxair Right-holders (other than the acquirer) would have the right to buy common stock in Praxair, or in the surviving entity if Praxair is acquired, having a value of two times the Exercise Price then in effect, for an amount in cash equal to the Exercise Price then in effect. Alternatively, Praxair's board of directors may elect to exchange all of the Rights (other than the acquirer's Rights which will have become void) at an exchange ratio of one share of Praxair common stock (and/or other securities, cash or other assets having equal value) per Right (subject to adjustment). Also, under certain circumstances, each Right may entitle the holder to purchase one one-hundredth share of preferred stock or such amount of preferred stock as may be substituted for each share of common stock issuable upon the exercise or exchange of a Right.

Praxair's board of directors may redeem the Rights by a majority vote at any time prior to the 10th day following public announcement that a person or group has acquired 20 percent of Praxair's common stock, or the date on which a person or group acquires such 20 percent. In addition, under circumstances of a "qualifying offer" as defined in the agreement by which the Rights were issued (the Stockholder Protection Rights Agreement as approved by Praxair's shareholders at the April 27, 2004 Annual Meeting of Shareholders) the Rights may be redeemed upon the vote, at a special meeting, in favor of such redemption by shareholders representing a majority of the shares then outstanding.

NOTE 14. PREFERRED STOCK

At December 31, 2007 and 2006, there were 25,000,000 shares of preferred stock (par value $0.01 per share) authorized, of which no shares were issued and outstanding. Praxair's board of directors may from time to time authorize the issuance of one or more series of preferred stock and, in connection with the creation of such series, determine the characteristics of each such series including, without limitation, the preference and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of the series.

NOTE 15. SHARE-BASED COMPENSATION

The company adopted SFAS No. 123R effective January 1, 2006. As a result, share-based compensation of $42 million, $28 million after tax (or $0.09 for both basic and diluted earnings per share) was recognized for 2007 and 2006. The expense was primarily recorded in selling, general and administrative expenses and no share-based compensation cost was capitalized. No share-based compensation was recognized in 2005.

SUMMARY OF PLANS

Effective in 2002, the board of directors and shareholders of the company adopted the 2002 Praxair, Inc. Long-Term Incentive Plan (the 2002 Plan), which replaced the 1992 Praxair, Inc. Long-Term Incentive Plan and the 1996 Praxair, Inc. Performance Incentive Plan. Under the 2002 Plan, the initial aggregate number of shares available for option and other equity grants was limited to a total of 15,800,000 shares. In April 2004, the shareholders approved an increase to the aggregate number of shares available for option and other equity grants under the 2002 Plan to 31,600,000 shares. As of December 31, 2007, 10,044,831 shares remained available for equity grants under this Plan. The 2002 Plan provides for the granting of nonqualified and incentive stock options, stock grants and performance awards and further provides that the aggregate number of shares granted as restricted stock or pursuant to performance awards may not exceed 20% of the total shares available under the Plan. The 2002 Plan also provides calendar year per-participant limits on grants of options, restricted stock and performance awards. Both officer and non-officer employees are eligible for awards under the 2002 Plan.

In 2005, the board of directors and shareholders of the company adopted the 2005 Equity Compensation Plan for Non-Employee Directors of Praxair, Inc. (the 2005 Plan) which replaced the 1995 Stock Option Plan for Non-Employee Directors. Under the 2005 Plan, the aggregate number of shares available for option and other equity grants is limited to a total of 500,000 shares. As of December 31, 2007, 372,280 shares remained available for equity grants under the 2005 Plan. All non-employee directors of the company are eligible for grants under the 2005 Plan.

Exercise prices for options granted under the 2002 and 2005 Plans may not be less than the closing market price of the company's common stock on the date of grant and granted options may not be repriced or exchanged without shareholder approval. Options granted under the 2002 and 2005 Plans may become partially exercisable after a minimum of one year after the date of grant but may not become fully exercisable until at least three years have elapsed from the date of grant, and have a maximum duration of ten years. Options granted under predecessor plans had similar terms.

The company has the ability to repurchase shares on the open market to satisfy share option exercises and issues shares from treasury stock upon the exercise of certain stock options.

STOCK OPTION FAIR VALUE

The company utilizes the Black-Scholes Options-Pricing Model to determine the fair value of stock options under SFAS No. 123R consistent with that used for pro forma disclosures in prior years. Management is required to make certain assumptions with respect to selected model inputs, including anticipated changes in the underlying stock price (i.e., expected volatility) and option exercise activity (i.e., expected life). Expected volatility is based on the historical volatility of the company's stock over the most recent period commensurate with the estimated expected life of the company's stock options and other factors. The expected life of options granted, which represents the period of time that the options are expected to be outstanding, is based primarily on historical exercise experience. The expected dividend yield is based on the company's most recent history and expectation of dividend payouts. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period commensurate with the estimated expected life. If factors change and result in different assumptions in the application of SFAS No. 123R in future periods, the stock option expense that the company records for future grants may differ significantly from what the company has recorded in the current period.

The weighted-average fair value of options granted during 2007 was $10.97 ($10.85 in 2006 and $10.16 in 2005) based on the Black-Scholes Options-Pricing model. The following weighted-average assumptions were used for grants in 2007, 2006 and 2005:

YEAR ENDED DECEMBER 31,	2007	2006	2005
Dividend yield	2.0%	1.9%	1.6%
Volatility	15.3%	17.6%	22.7%
Risk-free interest rate	4.5%	4.7%	3.9%
Expected term years	5	5	5

STOCK OPTION ACTIVITY

The following table summarizes option activity under the plans for 2007 (options are expressed in thousands; averages are calculated on a weighted basis; life in years; intrinsic value expressed in millions):

ACTIVITY	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE	AVERAGE REMAINING LIFE	AGGREGATE INTRINSIC VALUE
Outstanding at January 1, 2007	21,771	$35.28		
Granted	3,817	61.50		
Exercised	(5,772)	29.43		
Cancelled or expired	(334)	47.04		
Outstanding at December 31, 2007	19,482	41.85	6.4	$913
Exercisable at December 31, 2007	11,920	$32.90	5.1	$665

The aggregate intrinsic value represents the difference between the company's closing stock price of $88.71 as of December 31, 2007 and the exercise price multiplied by the number of options outstanding as of that date. The total intrinsic value of stock options exercised during 2007 was $242 million ($121 million and $93 million for 2006 and 2005, respectively).

Cash received from option exercises under all share-based payment arrangements for 2007 was $170 million. The cash tax benefit realized from stock option exercises totaled $77 million for 2007, of which $63 million in excess tax benefits was classified as financing cash flows.

As of December 31, 2007, $39 million of unrecognized compensation cost related to non-vested stock options is expected to be recognized over a weighted-average period of approximately 1.4 years.

PERFORMANCE-BASED AND RESTRICTED STOCK AWARDS

In February 2007, the company granted performance-based stock awards under the 2002 Plan to senior level executives with a target payout of 70,520 shares that vest based on the second anniversary of their date of grant. The actual number of shares issued in settlement of a vested award can range from zero to 200 percent of the target number of shares granted based upon the company's attainment of specified performance targets over a two-year performance beginning on January 1, 2007. Compensation expense related to these awards is recognized over the two-year performance period based on the fair value of the closing market price of the Company's common stock on the date of the grant ($61.47 per share) and the estimated performance that will be achieved. In addition, the Company had previously granted restricted stock to certain key employees that vest after a designated service period ranging from two to ten years.

The following table summarizes nonvested performance-based and restricted stock award activity as of December 31, 2007 and changes during the period then ended (averages are calculated on a weighted basis):

PERFORMANCE-BASED AND RESTRICTED STOCK ACTIVITY	NUMBER OF SHARES (000'S)	AVERAGE GRANT DATE FAIR VALUE
Nonvested at January 1, 2007	66	$ 21.35
Granted	71	61.47
Vested	(27)	21.01
Forfeited	(17)	19.72
Nonvested at December 31, 2007	93	$53.00

As of December 31, 2007, $4 million of unrecognized compensation cost related to performance-based awards is expected to be recognized on a straight-line basis through 2009 and less than $1 million of unrecognized compensation cost related to the restricted stock awards is expected to be recognized on a straight-line basis through 2011.

PRO FORMA INFORMATION UNDER SFAS 123 FOR 2005

The following table illustrates the effect on net income and earnings per share as if the fair value recognition provisions had been applied to all outstanding and unvested awards in the prior year comparable period:

(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

YEAR ENDED DECEMBER 31,	2005
Net Income	
As reported	$ 726
Less: total stock-based employee compensation expense determined under fair value based method for all awards (net of $14 million taxes)	(26)
Pro forma net income	$ 700
Basic Earnings Per Share	
As reported	$ 2.24
Pro forma	$ 2.16
Diluted Earnings Per Share	
As reported	$ 2.20
Pro forma	$ 2.12

NOTE 16. RETIREMENT PROGRAMS

Pensions – Praxair has two main U.S. retirement programs which are non-contributory defined benefit plans: the Praxair Pension Plan and the CBI Pension Plan. The latter program benefits primarily former employees of CBI Industries, Inc. which Praxair acquired in 1996. Effective July 1, 2002, the Praxair Pension Plan was amended to give participating employees a one-time choice to remain covered by the old formula or to elect coverage under a new formula. The old formula is based predominantly on years of service, age and compensation levels prior to retirement, while the new formula provides for an annual contribution to an individual account which grows with interest each year at a predetermined rate. Also, this new formula applies to all new employees hired after April 30, 2002 into businesses adopting this plan. U.S. pension plan assets are comprised of a diversified mix of investments, including domestic and international corporate equities, government securities and corporate debt securities. In addition, Praxair has several plans that provide supplementary retirement benefits primarily to higher level employees that are unfunded and are nonqualified for federal tax purposes. Pension coverage for employees of certain of Praxair's international subsidiaries generally is provided by those companies through separate plans. Obligations under such plans are primarily provided for through diversified investment portfolios, with some smaller plans provided for under insurance policies or by book reserves.

Praxair's U.S. packaged gases business has a defined contribution plan. Company contributions to this plan are calculated as a percentage of salary based on age plus service. Praxair's U.S. healthcare business sponsors a defined contribution plan which provides for a matching contribution as well as a company contribution that is not dependent on employee contributions. In both plans, U.S. employees may supplement the company contributions up to the maximum allowable by IRS regulations. Certain international subsidiaries of the company also sponsor defined contribution plans where contributions are determined under various formulas. The cost for these defined contribution plans was $14 million in 2007, $13 million in 2006, and $11 million in 2005 (the cost is not included in the tables that follow).

U.S. employees other than those in the packaged gases and healthcare businesses are eligible to participate in a defined contribution savings plan. Employees may contribute up to 40% of their compensation, subject to the maximum allowable by IRS regulations. Company contributions to this plan are calculated on a graduated scale based on employee contributions to the plan. The cost for this plan was $15 million in 2007, $14 million in 2006 and $13 million in 2005 (the cost is not included in the tables that follow).

Postretirement Benefits Other Than Pensions (OPEB) – Praxair provides health care and life insurance benefits to certain eligible retired employees. These benefits are provided through various insurance companies and healthcare providers. Praxair is also obligated to make payments for a portion of postretirement benefits related to retirees of Praxair's former parent. Additionally, as part of the CBI acquisition in 1996, Praxair assumed responsibility for healthcare and life insurance benefit obligations for CBI's retired employees. All postretirement healthcare programs have cost caps that limit the company's exposure to future cost increases. In addition, as part of the retirement elections made for July 1, 2002, all current employees were given the choice of maintaining coverage in the current retiree medical design, or to move to a design whereby coverage would be provided, but with no Praxair subsidy whatsoever. Also, all new employees hired after April 30, 2002 into a business adopting these plans will not receive a company subsidy. Praxair does not currently fund its postretirement benefits obligations. Praxair retiree plans may be changed or terminated by Praxair at any time for any reason with no liability to current or future retirees.

Praxair uses a measurement date of December 31 for its pension and other post-retirement benefit plans.

PENSION AND POSTRETIREMENT BENEFIT COSTS

The components of net pension and OPEB costs for 2007, 2006 and 2005 are shown below:

(MILLIONS OF DOLLARS)	PENSIONS			OPEB		
YEAR ENDED DECEMBER 31,	2007	2006	2005	2007	2006	2005
NET BENEFIT COST						
Service cost	$ 42	$ 43	$ 35	$ 6	$ 7	$ 6
Interest cost	111	98	91	15	15	16
Expected return on assets	(129)	(116)	(102)	—	—	—
Net amortization and deferral	26	31	20	(1)	(1)	(1)
Net periodic benefit cost	$ 50	$ 56	$ 44	$ 20	$21	$21

FUNDED STATUS

The changes in benefit obligation and plan assets for Praxair's pension and OPEB programs, including reconciliation of the funded status of the plans to amounts recorded in the consolidated balance sheet, as of December 31, 2007 and 2006 are shown below:

(MILLIONS OF DOLLARS)	PENSIONS				OPEB	
	2007		2006			
YEAR ENDED DECEMBER 31,	U.S.	INTL	U.S.	INTL	2007	2006
CHANGE IN BENEFIT OBLIGATION (PBO)						
Benefit obligation, January 1	$1,264	$ 519	$1,242	$ 417	$ 267	$ 265
Service cost	28	14	28	15	6	7
Interest cost	75	36	70	28	15	15
Participant contributions	—	—	—	—	8	8
Plan amendment	—	(5)	—	—	—	(7)
Actuarial loss (gain)	(1)	(23)	(12)	47	(28)	3
Benefits paid	(59)	(31)	(58)	(22)	(26)	(26)
Curtailment / settlement	—	(1)	—	(1)	—	—
Acquisition / divestiture	—	1	(6)	—	—	(1)
Currency translation	—	64	—	35	8	3
Benefit obligation, December 31	$1,307	$ 574	$1,264	$ 519	$ 250	$ 267
Accumulated benefit obligation (ABO)	$1,242	$ 530	$1,200	$ 473		
CHANGE IN PLAN ASSETS						
Fair value of plan assets, January 1	$1,116	$ 479	$ 929	$ 401	—	—
Actual return on plan assets	70	10	125	65	—	—
Company contributions	—	22	109	17	—	—
Benefits paid from plan assets	(50)	(31)	(47)	(22)	—	—
Currency translation	—	68	—	18	—	—
Fair value of plan assets, December 31	$1,136	$ 548	$1,116	$ 479	—	—
FUNDED STATUS, END OF YEAR	$ (171)	$ (26)	$ (148)	$ (40)	$ (250)	$ (267)
RECORDED IN THE BALANCE SHEET						
Other long-term assets	$ 6	$ 110	$ 1	$ 101	$ —	$ —
Other current liabilities	(35)	(13)	(9)	(11)	(25)	(22)
Other long-term liabilities	(142)	(123)	(140)	(130)	(225)	(245)
Net amount recognized, December 31	$ (171)	$ (26)	$ (148)	$ (40)	$ (250)	$ (267)
AMOUNTS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) CONSIST OF:						
Net actuarial loss (gain)	$ 279	$ 86	$ 288	$ 71	$ 3	$ 28
Prior service cost (credit)	(3)	(8)	(4)	2	(2)	(3)
Deferred tax benefit	(97)	(12)	(99)	(14)	(11)	(18)
Amount recognized in accumulated other comprehensive income (loss) (Note 7)	$ 179	$ 66	$ 185	$ 59	$(10)	$ 7

The amounts in accumulated other comprehensive income (loss) that are expected to be recognized as components of net periodic benefit cost during 2008 are as follows (in millions):

	PENSION	OPEB
Net actuarial loss	$ 19	$ —
Prior service cost (credit)	1	(2)
	$ 20	$ (2)

The adjacent table provides information for pension plans where the accumulated benefit obligation exceeds the fair value of the plan assets:

(MILLIONS OF DOLLARS)	PENSIONS			
	2007		2006	
YEAR ENDED DECEMBER 31,	U.S.	INTL	U.S.*	INTL
OBLIGATION IN EXCESS OF PLAN ASSETS				
Projected benefit obligation (PBO)	$ 1,181	$ 364	$ 93	$ 343
Accumulated benefit obligation (ABO)	$ 1,115	$ 341	$ 89	$ 313
Fair value of plan assets	$ 1,003	$ 230	—	$ 202

* In 2006, plan assets related to the two main U.S. retirement programs exceeded the ABO by a total of $5 million and were therefore excluded from the table above.

ASSUMPTIONS

The assumptions used to determine the benefit obligations and the net benefit cost for the pension and OPEB plans are shown below:

	PENSIONS				OPEB	
	U.S.		INTL			
	2007	2006	2007	2006	2007	2006
WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATIONS AT DECEMBER 31,						
Discount rate	6.20%	5.88%	6.85%	6.00%	6.20%	5.88%
Rate of increase in compensation levels	3.50%	3.50%	3.00%	3.00%	N/A	N/A
WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC BENEFIT COST FOR YEARS ENDED DECEMBER 31,						
Discount rate	5.88%	5.62%	6.00%	6.00%	5.88%	5.62%
Rate of increase in compensation levels	3.50%	3.25%	3.00%	3.00%	N/A	N/A
Expected long-term rate of return on plan assets[a]	8.25%	8.25%	8.70%	8.30%	N/A	N/A

(a) For 2008, the expected long-term rate of return on plan assets will be 8.25% for the U.S. plans. Expected weighted average returns for international plans will vary. These rates are determined annually by management based on a weighted average of current and historical market trends, historical and expected portfolio performance and the current and expected portfolio mix of investments.

ASSUMED HEALTHCARE COST TREND RATES	OPEB	
	2008	2007
Healthcare cost trend assumed	8.00%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2011	2011

These healthcare-cost trend rate assumptions have an impact on the amounts reported. However, cost caps limit the impact on the net OPEB benefit cost in the U.S. To illustrate the effect, a one-percentage point change in assumed healthcare cost trend rates would have the following effects:

(MILLIONS OF DOLLARS)	ONE-PERCENTAGE POINT	
	INCREASE	DECREASE
Effect on the total of service and interest cost components of net OPEB benefit cost	$—	$ —
Effect on OPEB benefit obligation	$ 5	$(5)

PENSION PLAN ASSETS

Praxair's U.S. and international pension plans' weighted-average asset allocations at December 31, 2007 and 2006, and the target allocation range for 2007, by asset category are as follows:

ASSET CATEGORY	U.S.			INTL		
	TARGET	2007	2006	TARGET	2007	2006
Equity securities[a]	60%-80%	64%	64%	30%-60%	40%	46%
Debt securities	20%-40%	36%	35%	40%-70%	60%	53%
Real estate	0%	0%	0%	0%	0%	1%
Other[b]	0%	0%	1%	0%	0%	0%

(a) Equity securities do not include any Praxair common stock.
(b) Primarily consists of cash equivalents and short-term investments.

The investments of the U.S. pension plan are managed to meet the future expected benefit liabilities of the plan over the long term by investing in diversified portfolios consistent with prudent diversification and historical and expected capital market returns. When Praxair became an independent, publicly traded company in 1992, its former parent retained all liabilities for its term-vested and retired employees. Praxair's plan received assets and retained pension liabilities for its own active employee base. Therefore, the liabilities under the Praxair U.S. pension plan mature at a later date compared to pension funds of other similar companies. Investment strategies are reviewed by the board of directors and investment performance is tracked against appropriate benchmarks.

The international pension plans are managed individually based on diversified investment portfolios, with different target asset allocations that vary for each plan.

CONTRIBUTIONS

Pension contributions were $22 million in 2007 and $126 million in 2006. Estimates of 2008 contributions are approximately $20 million, all of which is required by funding regulations or laws.

ESTIMATED FUTURE BENEFIT PAYMENTS

The following table presents estimated future benefit payments, net of participant contributions:

(MILLIONS OF DOLLARS)	PENSIONS		
YEAR ENDED DECEMBER 31,	U.S.	INTL	OPEB[(a)]
2008[(b)]	$ 96	$ 30	$ 21
2009	$ 71	$ 30	$ 20
2010	$ 76	$ 32	$ 20
2011	$ 82	$ 32	$ 21
2012	$ 87	$ 35	$ 21
2013 – 2017	$ 520	$ 183	$ 99

(a) Estimated future benefit payments are net of expected Medicare subsidy receipts of $29 million over the next ten years.

(b) U.S. increase due to 2008 pension settlements.

2008 PENSION SETTLEMENTS

In 2007, a number of senior managers, including Praxair's former chairman and chief executive officer, retired. These retirees are covered by the U.S. supplemental pension plan which provides for a lump sum benefit payment option. Under certain circumstances, such lump sum payments must be accounted for as a settlement of the related pension obligation, but only when paid. Accordingly, Praxair recorded a settlement charge related to net unrecognized actuarial losses of approximately $17 million ($11 million after-tax or $0.03 per diluted share) in January 2008 when cash payments were made.

NOTE 17. COMMITMENTS AND CONTINGENCIES

In accordance with SFAS No. 5, "Accounting for Contingencies," the company accrues non income-tax liabilities for contingencies when management believes that a loss is probable and the amounts can be reasonably estimated, while contingent gains are recognized only when realized. Uncertain income tax positions are accounted for in accordance with FIN 48 (see Note 5). In the event any losses are sustained in excess of accruals, they will be charged against income at that time. Commitments represent obligations, such as those for future purchases of goods or services, that are not yet recorded on the company's balance sheet as liabilities. The company records liabilities for commitments when incurred (i.e., when the goods or services are received).

Praxair is subject to various lawsuits and government investigations that arise from time to time in the ordinary course of business. These actions are based upon alleged environmental, tax, antitrust and personal injury claims, among others. Praxair has strong defenses in these cases and intends to defend itself vigorously. It is possible that the company may incur losses in connection with some of these actions in excess of accrued liabilities. Management does not anticipate that in the aggregate such losses would have a material adverse effect on the company's consolidated financial position or liquidity; however, it is possible that the final outcomes could have a material impact on the company's reported results of operations in any given period.

Among such matters are:

- Claims brought by welders alleging that exposure to manganese contained in welding fumes caused neurological injury. Praxair has never manufactured welding consumables. Such products were manufactured prior to 1985 by a predecessor company of Praxair. As of December 31, 2007, Praxair was a co-defendant with many other companies in 483 lawsuits alleging personal injury caused by manganese contained in welding fumes. There were a total of 2,400 individual claimants in these cases. The cases were pending in several state and federal courts. The federal cases have been transferred to the U.S. District Court for the Northern District of Ohio for coordinated pretrial proceedings. The plaintiffs seek unspecified compensatory and, in most instances, punitive damages. In the past, Praxair has either been dismissed from the cases with no payment or has settled a few cases for nominal amounts. There are seven proposed class actions seeking medical monitoring on behalf of welders. None of the class actions have been certified; the judge overseeing the federal cases denied a motion for a medical monitoring class action. No reserves have been recorded for these cases as management does not believe that a loss from them is probable or reasonably estimable.
- An investigation by Spanish prosecutors relating to income tax credits generated by certain of the company's Spanish subsidiaries prior to 2002 totaling approximately $174 million. These tax positions relate to statutory interpretation matters and are under criminal investigation, although some have previously been the subject of civil tax proceedings. In accordance with the requirements of FIN 48, Praxair had previously recorded a full liability, including interest, for these tax positions and management does not believe penalties are likely or reasonably estimable at this time. The company believes it has strong defenses and is vigorously defending against the proceeding.
- Claims brought by the Brazilian taxing authorities against several of the company's Brazilian subsidiaries primarily relating to various social taxes. Such cases originated from 1988 to 1999 which was a period of hyperinflation in Brazil. During this period, the company, along with other taxpayers, challenged the legality of various Brazilian tax law changes that were designed to increase tax revenues by various means, including modifying the basis upon which a tax was levied, increasing the tax rates, and shortening payment due dates. These cases are primarily associated with disagreements on the amount of taxes assessed and the appropriate index to use to inflation-adjust amounts that were over or under paid during this period. The total estimated potential liability for such claims, including interest, is approximately $245 million. Praxair has recorded liabilities totaling $196 million related to such claims based on management judgments, after considering judgments and opinions of outside counsel.

The following table sets forth Praxair's material commitments and contractual obligations as of December 31, 2007, excluding leases, tax liabilities under FIN 48, debt, OPEB and long-term pension obligations which are summarized elsewhere in the financial statements (see Notes 4, 5, 11, and 16):

(MILLIONS OF DOLLARS)

EXPIRING THROUGH DECEMBER 31,	UNCONDITIONAL PURCHASE OBLIGATIONS	CONSTRUCTION COMMITMENTS	GUARANTEES AND OTHER
2008	$ 361	$ 834	$ 95
2009	220	476	59
2010	155	76	68
2011	135	—	—
2012	110	—	—
Thereafter	273	—	27
	$ 1,254	$ 1,386	$ 249

Unconditional purchase obligations of $1,254 million represent contractual commitments under various long- and short-term, take-or-pay arrangements with suppliers and are not included on Praxair's balance sheet. These obligations are primarily minimum purchase commitments for helium, electricity, natural gas and feedstock used to produce atmospheric gases, carbon dioxide and hydrogen. During 2007, payments under these contracts totaled $973 million, including $406 million for electricity and $404 million for natural gas. A significant portion of these risks is passed on to customers through similar take-or-pay contractual arrangements. Purchase obligations which are not passed along to customers do not represent a significant risk to Praxair.

Construction commitments of $1,386 million represent outstanding commitments to customers or suppliers to complete authorized construction projects as of December 31, 2007. A significant portion of Praxair's capital spending is related to the construction of new production facilities to satisfy customer commitments which may take a year or more to complete.

Guarantees and other of $249 million include $85 million related to Praxair's contingent obligations under guarantees of certain debt of unconsolidated affiliates, $105 million related to put option agreements with certain affiliated companies and $59 million of various guarantees relating to outstanding receivables and repurchase agreements. Unconsolidated equity investees had total debt of approximately $520 million at December 31, 2007, which was non-recourse to Praxair with the exception of the guaranteed portions described above. The put option agreements are primarily related to majority-owned packaged gas subsidiaries in the United States and give the minority shareholders the right to require Praxair to purchase their shares at a predefined price. Praxair has no financing arrangements with closely-held related parties.

At December 31, 2007, Praxair had undrawn outstanding letters of credit, bank guarantees and surety bonds valued at approximately $1,110 million from financial institutions. These related primarily to customer contract performance guarantees (including plant construction in connection with certain on-site contracts), self-insurance claims and other commercial and governmental requirements, including foreign litigation matters.

NOTE 18. SEGMENT INFORMATION

The company's operations are organized into five reportable segments, four of which have been determined on a geographic basis of segmentation: North America, Europe, South America and Asia. In addition, Praxair operates its worldwide surface technologies business through its wholly-owned subsidiary, Praxair Surface Technologies, Inc., which represents the fifth reportable segment.

Praxair's operations consist of two major product lines: industrial gases and surface technologies. The industrial gases product line centers on the manufacturing and distribution of atmospheric gases (oxygen, nitrogen, argon, rare gases) and process gases (carbon dioxide, helium, hydrogen, electronic gases, specialty gases, acetylene). Many of these products are co-products of the same manufacturing process. Praxair manufactures and distributes nearly all of its products and manages its customer relationships on a regional basis. Praxair's industrial gases are distributed to various end markets within a regional segment through one of three basic distribution methods: on-site or tonnage; merchant liquid; and packaged or cylinder gases. The distribution methods are generally integrated in order to best meet the customer's needs and very few of its products can be economically transported outside of a region. Therefore, the distribution economics are specific to the various geographies in which the company operates and are consistent with how management assesses performance.

Praxair evaluates the performance of its reportable segments based primarily on operating profit, excluding intercompany royalties and special charges. Sales are determined based on the country in which the legal subsidiary is domiciled. Corporate and globally managed expenses, and research and development costs relating to Praxair's global industrial gases business, are allocated to operating segments based on sales. Long-lived assets include property, plant and equipment, other intangible assets and goodwill.

The table below presents information about reportable segments for the years ended December 31, 2007, 2006 and 2005.

(MILLIONS OF DOLLARS)

	2007	2006	2005
SALES[a]			
North America	$ 5,185	$ 4,696	$ 4,429
Europe	1,345	1,163	1,088
South America	1,604	1,348	1,123
Asia	746	636	543
Surface technologies[b]	522	481	473
	$ 9,402	$ 8,324	$ 7,656
OPERATING PROFIT			
North America	$ 947	$ 822	$ 685
Europe	315	266	263
South America	311	252	202
Asia	121	111	95
Surface technologies[b]	92	68	48
	$ 1,786	$ 1,519	$ 1,293
TOTAL ASSETS[c]			
North America	$ 6,591	$ 5,549	$ 5,500
Europe	2,301	1,921	1,706
South America	2,580	2,030	1,764
Asia	1,388	1,124	977
Surface technologies	522	478	544
	$13,382	$11,102	$10,491
DEPRECIATION AND AMORTIZATION			
North America	$ 405	$ 380	$ 373
Europe	120	105	101
South America	132	106	91
Asia	85	72	63
Surface technologies	32	33	37
	$ 774	$ 696	$ 665

(MILLIONS OF DOLLARS)

	2007	2006	2005
CAPITAL EXPENDITURES AND ACQUISITIONS			
North America (Note 3)	$ 1,085	$ 625	$ 517
Europe (Note 3)	251	119	107
South America	226	189	154
Asia	244	141	126
Surface technologies	46	40	17
	$1,852	$ 1,114	$ 921
SALES BY MAJOR COUNTRY			
United States	$ 4,093	$ 3,761	$ 3,610
Brazil	1,351	1,111	939
Other — foreign	3,958	3,452	3,107
	$ 9,402	$ 8,324	$ 7,656
LONG-LIVED ASSETS BY MAJOR COUNTRY			
United States	$ 3,980	$ 3,489	$ 3,457
Brazil	1,497	1,191	1,010
Other — foreign	4,587	3,698	3,267
	$10,064	$ 8,378	$ 7,734

(a) Sales reflect external sales only. Intersegment sales, primarily from North America to other segments, were not significant.

(b) On July 3, 2006, Praxair completed the sale of its aviation services business, which contributed full year 2005 sales of approximately $80 million ($67 million of which was reflected in the Surface technologies segment).

(c) Includes equity investments as of December 31 as follows:

(MILLIONS OF DOLLARS)

	2007	2006	2005
North America	$ 61	$ 56	$ 54
Europe[*]	273	124	126
Asia	53	38	38
	$ 387	$218	$218

(*) 2007 includes the Yara Praxair AS joint venture in Norway formed in November (see Note 3).

NOTE 19. QUARTERLY DATA (UNAUDITED)

(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA)

2007	1Q	2Q	3Q	4Q	YEAR
SALES	$ 2,175	$ 2,332	$ 2,372	$ 2,523	$ 9,402
Cost of sales, exclusive of depreciation and amortization	$ 1,282	$ 1,388	$ 1,394	$ 1,493	$ 5,557
Depreciation and amortization	$ 182	$ 189	$ 196	$ 207	$ 774
Operating profit	$ 403	$ 439	$ 460	$ 484	$ 1,786
Net income	$ 265	$ 291	$ 305	$ 316	$ 1,177
BASIC PER SHARE DATA					
Net income	$ 0.83	$ 0.91	$ 0.96	$ 1.00	$ 3.69
Weighted average shares (000's)	320,763	320,213	318,513	316,497	318,997
DILUTED PER SHARE DATA					
Net income	$ 0.81	$ 0.89	$ 0.94	$ 0.98	$ 3.62
Weighted average shares (000's)	326,787	326,301	324,920	323,328	324,842

2006	1Q	2Q	3Q	4Q	YEAR
SALES	$ 2,026	$ 2,076	$ 2,099	$ 2,123	$ 8,324
Cost of sales, exclusive of depreciation and amortization	$ 1,207	$ 1,238	$ 1,259	$ 1,264	$ 4,968
Depreciation and amortization	$ 171	$ 174	$ 173	$ 178	$ 696
Operating profit	$ 352	$ 382	$ 392	$ 393	$ 1,519
Net income	$ 225	$ 247	$ 247	$ 269	$ 988
BASIC PER SHARE DATA					
Net income	$ 0.69	$ 0.76	$ 0.76	$ 0.83	$ 3.05
Weighted average shares (000's)	323,804	323,519	323,582	323,077	323,495
DILUTED PER SHARE DATA					
Net income	$ 0.68	$ 0.75	$ 0.75	$ 0.82	$ 3.00
Weighted average shares (000's)	330,043	329,880	329,498	329,508	329,293

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL STATEMENTS

Praxair's consolidated financial statements are prepared by management, which is responsible for their fairness, integrity and objectivity. The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America applied on a consistent basis, except for accounting changes as disclosed, and include amounts that are estimates and judgments. All historical financial information in this annual report is consistent with the accompanying financial statements.

Praxair maintains accounting systems, including internal accounting controls, monitored by a staff of internal auditors, that are designed to provide reasonable assurance of the reliability of financial records and the protection of assets. The concept of reasonable assurance is based on recognition that the cost of a system should not exceed the related benefits. The effectiveness of those systems depends primarily upon the careful selection of financial and other managers, clear delegation of authority and assignment of accountability, inculcation of high business ethics and conflict-of-interest standards, policies and procedures for coordinating the management of corporate resources, and the leadership and commitment of top management. In compliance with Section 404 of the Sarbanes-Oxley Act of 2002, Praxair assessed its internal control over financial reporting and issued a report (see below).

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has completed an integrated audit of Praxair's 2007, 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2007 in accordance with the standards of the Public Company Accounting Oversight Board (United States) as stated in their report appearing on page 71.

The Audit Committee of the Board of Directors, which consists solely of non-employee directors, is responsible for overseeing the functioning of the accounting system and related controls and the preparation of annual financial statements. The Audit Committee periodically meets with management, internal auditors and the independent accountants to review and evaluate their accounting, auditing and financial reporting activities and responsibilities, including management's assessment of internal control over financial reporting. The independent registered public accounting firm and internal auditors have full and free access to the Audit Committee and meet with the committee, with and without management present.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Praxair's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including the company's principal executive officer and principal financial officer, the company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (often referred to as COSO). Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of December 31, 2007.

This evaluation did not include the internal control over financial reporting related to the following acquisitions completed during 2007: Linde AG's industrial gas business in Mexico, Mittler Supply, Inc. and the majority-owned packaged gas subsidiary GT&S, Inc. Total assets and sales for these acquisitions represent 2.3% and 0.9%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007 (see Note 3).

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued their opinion on the Company's internal control over financial reporting as of December 31, 2007 as stated in their report appearing on page 71.

Stephen F. Angel

STEPHEN F. ANGEL
Chairman, President and Chief Executive Officer

James S Sawyer

JAMES S. SAWYER
Executive Vice President and Chief Financial Officer

Patrick M. Clark

PATRICK M. CLARK
Vice President and Controller

Danbury, Connecticut
February 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PRAXAIR, INC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Praxair, Inc. and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 1 and 2 to the consolidated financial statements, the Company has changed the manner in which it accounts for conditional asset retirement obligations in 2005, share-based payments and retirement benefits in 2006 and the manner in which it accounts for uncertain tax positions in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Linde AG's industrial gas business in Mexico; Mittler Supply, Inc; and the majority-owned packaged gas subsidiary GT&S, Inc. from its assessment of internal control over financial reporting as of December 31, 2007 because they were acquired by the Company in purchase business combinations during 2007. We have also excluded Linde AG's industrial gas business in Mexico; Mittler Supply, Inc.; and the majority-owned packaged gas subsidiary GT&S, Inc. from our audit of internal control over financial reporting. These businesses' aggregated total assets and total revenues represent 2.3% and 0.9%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS
Stamford, Connecticut
February 26, 2008

FIVE-YEAR FINANCIAL SUMMARY

(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA) YEAR ENDED DECEMBER 31,	2007	2006	2005[a]	2004	2003
FROM THE INCOME STATEMENT					
Sales	$ 9,402	$ 8,324	$ 7,656	$6,594	$5,613
Cost of sales, exclusive of depreciation and amortization	5,557	4,968	4,641	3,987	3,328
Selling, general and administrative	1,190	1,086	987	869	766
Depreciation and amortization	774	696	665	578	517
Research and development	98	87	80	77	75
Other income (expenses) – net	3	32	10	20	(5)
Operating profit	1,786	1,519	1,293	1,103	922
Interest expense – net	173	155	163	155	151
Income before taxes	1,613	1,364	1,130	948	771
Income taxes	419	355	376	232	174
	1,194	1,009	754	716	597
Minority interests	(43)	(31)	(37)	(30)	(24)
Income from equity investments	26	10	15	11	12
Income before cumulative effect of change in accounting principle	1,177	988	732	697	585
Cumulative effect of change in accounting principle[b]	—	—	(6)	—	—
Net income	$ 1,177	$ 988	$ 726	$ 697	$ 585
PER SHARE DATA[c]					
Basic earnings per share:					
Income before cumulative effect of change in accounting principle	$ 3.69	$ 3.05	$ 2.26	$ 2.14	$ 1.79
Net income	$ 3.69	$ 3.05	$ 2.24	$ 2.14	$ 1.79
Diluted earnings per share:					
Income before cumulative effect of change in accounting principle	$ 3.62	$ 3.00	$ 2.22	$ 2.10	$ 1.77
Net income	$ 3.62	$ 3.00	$ 2.20	$ 2.10	$ 1.77
Cash dividends per share	$ 1.20	$ 1.00	$ 0.72	$ 0.60	$ 0.46
WEIGHTED AVERAGE SHARES OUTSTANDING (000'S)[c]					
Basic shares outstanding	318,997	323,495	323,765	325,891	326,388
Diluted shares outstanding	324,842	329,293	329,685	331,403	330,991
OTHER INFORMATION AND RATIOS					
Total debt	$ 4,192	$ 3,167	$ 3,447	$3,525	$2,816
Capital expenditures[d]	$ 1,376	$ 1,100	$ 877	$ 668	$ 983
Acquisitions[e]	$ 476	$ 14	$ 44	$ 929	$ 73
Cash flow from operations	$ 1,958	$ 1,752	$ 1,475	$1,243	$1,137
Total assets at year end	$13,382	$11,102	$10,491	$9,878	$8,305
Return on equity[f]	24.3%	23.4%	21.3%	20.0%	20.5%
After-tax return on capital[f]	15.3%	14.6%	12.8%	12.1%	12.3%
Debt-to-capital ratio[f]	43.4%	39.9%	45.6%	47.9%	46.2%
Shares outstanding at year end (000's)[c]	315,488	320,861	322,339	323,621	326,086
Number of employees	27,992	27,042	27,306	27,020	25,438

(a) Amounts include a $92 million income tax charge, or $0.28 per diluted share, recorded in the 2005 third quarter related to the repatriation of foreign earnings pursuant to the American Jobs Creation Act of 2004 and other tax adjustments.

(b) 2005 net income includes the cumulative effect of accounting change relating to the implementation of a new accounting standard for asset retirement obligations.

(c) Per share data, weighted average and total shares outstanding have been adjusted, where applicable, to reflect the December 15, 2003 two-for-one stock split which was effected as a stock dividend.

(d) Capital expenditures for 2003 include the purchase of previously leased assets for $339 million.

(e) Acquisitions for 2007 include the acquisitions of Linde AG's industrial gas business in Mexico and Mittler Supply for an aggregate purchase price of $295 million as well as the acquisition of a 50% interest in the industrial gases business of Yara International ASA for $117 million (see Note 3 to the consolidated financial statements); for 2004, it includes the acquisition of HCS for $245 million and the German acquisition in December for $667 million.

(f) Non-GAAP measure. See the Non-GAAP Financial Measures on page 73 for definitions and reconciliation to reported amounts.

The company presents the following non-GAAP financial measures on pages 37, 39 and 72 of this annual report:

(DOLLAR AMOUNTS IN MILLIONS, EXCEPT PER SHARE DATA) YEAR ENDED DECEMBER 31,	2007	2006	2005	2004	2003
After-tax return on capital	15.3%	14.6%	12.8%	12.1%	12.3%
Return on equity	24.3%	23.4%	21.3%	20.0%	20.5%
Debt-to-capital	43.4%	39.9%	45.6%	47.9%	46.2%

AFTER-TAX RETURN ON CAPITAL

After-tax return on capital is defined as after-tax adjusted operating profit plus income from equity investments, divided by average capital, and excluding special items. Capital is comprised of total debt, minority interests, shareholders' equity and preferred stock. Praxair's definition of after-tax return on capital may not be comparable to similar definitions used by other companies. The company believes that its after-tax return on invested capital is an appropriate measure for judging performance as it reflects the approximate after-tax profit earned as a percentage of investments by all parties in the business (debt, minority interests, preferred stock and shareholders' equity).

(DOLLAR AMOUNTS IN MILLIONS) YEAR ENDED DECEMBER 31,	2007	2006	2005	2004	2003
Reported operating profit	$ 1,786	$ 1,519	$ 1,293	$ 1,103	$ 922
Less: pro forma stock option expense	—	—	(40)	(42)	(42)
Adjusted operating profit	1,786	1,519	1,253	1,061	880
Less: adjusted taxes					
Reported income taxes	419	355	376	232	174
Less: tax benefit on pro forma stock option expense	—	—	(14)	(14)	(14)
Less: Repatriation and other income tax charges	—	—	(92)	—	—
Adjusted taxes	(419)	(355)	(270)	(218)	(160)
Less: tax benefit on interest expense[(a)]	(45)	(41)	(42)	(39)	(36)
Add: equity income	26	10	15	11	12
Net operating profit after tax (NOPAT)	$ 1,348	$ 1,133	$ 956	$ 815	$ 696
Beginning capital	$ 7,943	$ 7,551	$ 7,358	$ 6,099	$ 5,252
Ending capital	$ 9,655	$ 7,943	$ 7,551	$ 7,358	$ 6,099
Average capital	$ 8,799	$ 7,747	$ 7,455	$ 6,729	$ 5,676
After-tax return on capital[(b)]	15.3%	14.6%	12.8%	12.1%	12.3%

(a) Tax benefit on interest expense is computed using the effective rate adjusted for non-recurring income tax benefits and charges. The effective rates used were as follows: 2007, 26%; 2006, 26%; 2005, 26%; 2004, 25%; and 2003, 24%.

(b) After-tax return on capital was reduced by 0.6% in 2004 due to the German acquisition in December.

RETURN ON EQUITY

Return on equity is defined as income before changes in accounting principles, excluding special items, divided by average shareholders' equity. Praxair's definition of return on equity may not be comparable to similar definitions used by other companies. The company believes that its return on equity is an appropriate measure for judging performance for shareholders.

(DOLLAR AMOUNTS IN MILLIONS)

YEAR ENDED DECEMBER 31,	2007	2006	2005	2004	2003
Reported income before accounting change	$ 1,177	$ 988	$ 732	$ 697	$ 585
Less: pro forma stock option expense, net of taxes	—	—	(26)	(28)	(28)
Add: Repatriation and other income tax charges	—	—	92	—	—
Adjusted income before accounting change	$ 1,177	$ 988	$ 798	$ 669	$ 557
Beginning shareholders' equity	$ 4,554	$3,902	$ 3,608	$ 3,088	$2,340
Ending shareholders' equity	$ 5,142	$4,554	$ 3,902	$ 3,608	$3,088
Average shareholders' equity	$ 4,848	$4,228	$ 3,755	$ 3,348	$2,714
Return on equity	24.3%	23.4%	21.3%	20.0%	20.5%

DEBT-TO-CAPITAL RATIO

Debt-to-capital ratio is defined as debt divided by total capital. Total capital consists of debt, minority interests and shareholders' equity. Praxair's definition of debt-to-capital may not be comparable to similar definitions used by other companies. The company believes that debt-to-capital is appropriate for measuring its financial leverage.

(DOLLAR AMOUNTS IN MILLIONS)

YEAR ENDED DECEMBER 31,	2007	2006	2005	2004	2003
Total capital					
Debt	$ 4,192	$3,167	$ 3,447	$ 3,525	$2,816
Minority interests	321	222	202	225	195
Shareholders' equity	5,142	4,554	3,902	3,608	3,088
	$ 9,655	$7,943	$ 7,551	$ 7,358	$6,099
Debt-to-capital ratio	43.4%	39.9%	45.6%	47.9%	46.2%

Elizabeth T. Hirsch, Director, Investor Relations
Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113
e-mail: investor_relations@praxair.com
(203) 837-2210

INVESTOR INFORMATION AT WWW.PRAXAIR.COM/INVESTORS

- Annual reports
- Calendar
- Disclosure practices
- FAQs
- Financial news & information
- Five-year financials
- Earnings guidance
- Press releases
- Quarterly earnings
- Stock information
- Investor package
- Presentations
- SEC filings
- Sustainability report

COMMON STOCK LISTING (SYMBOL: PX)

New York Stock Exchange

OTHER STOCK EXCHANGES TRADING PRAXAIR STOCK

Cincinnati, Midwest, Pacific

NUMBER OF SHAREHOLDERS

There were 19,097 shareholders of record as of December 31, 2007.

DIVIDEND POLICY

Dividends on Praxair's common stock are usually declared and paid quarterly. Praxair's objective is to continue quarterly dividends and consider annual dividend increases in conjunction with continued growth in earnings per share. However, the declaration of dividends is a decision made by the Praxair Board of Directors based on Praxair's earnings, financial condition and other factors the board considers relevant.

STOCK TRANSFER AGENT AND STOCK RECORD KEEPING

Registrar and Transfer Company is Praxair's stock transfer agent and registrar, and maintains shareholder records. For information about account records, stock certificates, change of address and dividend payments, contact:
1-800-368-5948 or info@rtco.com
website address: http://www.rtco.com

BY MAIL, ADDRESS SHAREHOLDER INQUIRIES TO:

Shareholder Relations Department
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

DIVIDEND REINVESTMENT PLAN

Praxair provides investors a convenient, low-cost program that allows dividends to be automatically reinvested into additional shares of Praxair common stock and allows purchases of additional shares of Praxair common stock without commissions. Contact Shareholder Relations at Registrar and Transfer Company for full details at the address above.

COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS

As required by New York Stock Exchange rules, on May 9, 2007, the company submitted to the NYSE an unqualified CEO annual certification of compliance with NYSE's Corporate Governance Listing Standards. Praxair expects to do so again within 30 days after the annual meeting of shareholders.

Praxair has also filed with its annual report on Form 10-K for 2007 the CEO and CFO certifications (regarding the quality of the company's financial statements and its disclosure controls and procedures) required by §302 of the Sarbanes-Oxley Act of 2002 (as implemented by Securities and Exchange Commission Rule 13a-14(a) of the Securities Exchange Act of 1934).

ANNUAL SHAREHOLDERS MEETING

The 2008 annual meeting of shareholders of Praxair, Inc. will be held at 9:30 a.m. on Tuesday, April 22, 2008 at the Sheraton Danbury, 18 Old Ridgebury Road, Danbury, Connecticut.

NYSE QUARTERLY STOCK PRICE AND DIVIDEND INFORMATION

MARKET PRICE	TRADING HIGH	TRADING LOW	CLOSE	DIVIDEND PER SHARE
2007				
First Quarter	$65.00	$58.32	$62.96	$0.30
Second Quarter	$74.27	$62.34	$71.99	$0.30
Third Quarter	$84.13	$68.10	$83.76	$0.30
Fourth Quarter	$91.99	$78.43	$88.71	$0.30
2006				
First Quarter	$57.44	$50.65	$55.15	$0.25
Second Quarter	$57.60	$50.76	$54.00	$0.25
Third Quarter	$60.08	$51.60	$59.16	$0.25
Fourth Quarter	$63.70	$57.20	$59.33	$0.25
2005				
First Quarter	$48.50	$41.06	$47.86	$0.18
Second Quarter	$49.42	$43.48	$46.60	$0.18
Third Quarter	$51.74	$44.55	$47.93	$0.18
Fourth Quarter	$54.31	$45.80	$52.96	$0.18

Praxair and the Flowing Airstream design, AOD, CoJet, Grab'n Go, I-SO, MixFlo, Medipure, StarSolver, and UpTime are trademarks or registered trademarks of Praxair Technology, Inc. in the United States and/or other countries.

© 2008 Praxair Technology, Inc. All rights reserved.

Design: SVP Partners, Wilton, CT; Photography: Ted Kawlerski, New York, NY and Jon Love, Australia (pages 16, 17, 20 and 21)

EXECUTIVE MANAGEMENT

STEPHEN F. ANGEL
Chairman, President &
Chief Executive Officer

RICARDO S. MALFITANO
Executive Vice President

JAMES S. SAWYER
Executive Vice President &
Chief Financial Officer

JAMES J. FUCHS
Senior Vice President, President, North American Industrial Gases &
President, Praxair Canada Inc.

OFFICERS

MICHAEL J. ALLAN
Vice President & Treasurer

JAMES T. BREEDLOVE
Senior Vice President,
General Counsel & Secretary

M. MELISSA BUCKWALTER
Vice President, Financial Services &
Chief Information Officer

DOMINGOS H.G. BULUS
President, Praxair South America &
President, White Martins Gases Industriais Ltda.

PATRICK M. CLARK
Vice President & Controller

MURRAY G. COVELLO
President, Praxair Asia

MARK F. GRUNINGER
President, Praxair Surface Technologies, Inc.

SCOTT W. KALTRIDER
President, Praxair Healthcare Services, Inc.

RANDY S. KRAMER
Senior Vice President, Global Sales

STEVEN L. LERNER
Senior Vice President &
Chief Technology Officer

SUNIL MATTOO
Vice President, Strategic Planning & Marketing

EDUARDO F. MENEZES
President, Praxair Europe

NIGEL D. MUIR
Vice President, Communications & Public Relations

GEORGE P. RISTEVSKI
President, Praxair Distribution, Inc.

RAYMOND P. ROBERGE
President, Praxair Electronics

SALLY A. SAVOIA
Vice President, Human Resources

ROBERT S. VRUGGINK
Senior Vice President

DANIEL H. YANKOWSKI
Vice President, Global Supply Systems

FUNCTIONAL MANAGEMENT

TIMOTHY S. HEENAN
Vice President, Tax

RICHARD P. KENNY
Vice President, Global Operations Excellence

BARRY G. MCGINLEY
Vice President, Global Procurement &
Materials Management

RICHARD L. STEINSEIFER
Vice President, Mergers & Acquisitions

NORTH AMERICA - INDUSTRIAL GASES

KEVIN C. FOTI
Vice President, North U.S.

MICHAEL D. JORDAN
Vice President, West U.S.

ANNE K. ROBY
Vice President, South U.S.

THEODORE F. TRUMPP III
Vice President, East U.S.

ROBERT HOSSACK
Managing Director, Praxair Canada

MURILO BARROS DE MELO
Managing Director, Praxair Mexico

NORTH AMERICA - PACKAGED GASES

RANDALL L. BRITTINGHAM
Vice President

PATRICK M. HEFFERNAN
Vice President

SOUTH AMERICA

MARCOS L. BARRETO
Vice President, On-Site Business

GILNEY BASTOS
Executive Director - Peru, Chile, Argentina, Uruguay

JOSE BORTELETO
Executive Director, Base Business - Sao Paulo

ANTONIO CESAR
Vice President, Merchant Business

EDUARDO DÁVILA
Executive Director, Industrial

JOSUÉ LEE
Executive Director - Colombia, Venezuela, Bolivia, Paraguay

MARCELO RODRIGUES
Executive Director, Natural Gas

EUROPE

PIERRE DONCK
Managing Director - France & Benelux

EDUARDO GIL
Managing Director - Spain & Portugal

PER KVAERUM
Managing Director, Yara Praxair - Scandinavia

FRANCO MAZZALI
Managing Director - Italy

FRANK WEGMANN
Managing Director - Germany

ASIA

DAVID H. CHOW
President, Praxair China

K.H. LEE
President, Praxair Korea

JOHN M. PANIKAR
Managing Director, Praxair India

THONGCHAI TAKVIRIYANAN
Managing Director, Praxair Thailand

BOARD OF DIRECTORS





TOP ROW LEFT TO RIGHT

STEPHEN F. ANGEL
Chairman, President & Chief Executive Officer,
Praxair, Inc.

EDWARD G. GALANTE
Former Senior Vice President, Exxon Mobil Corporation
Compensation & Management Development; Governance & Nominating Committees

CLAIRE W. GARGALLI
Former Vice Chairman, Diversified Search Companies
Executive Session Presiding Director
Governance & Nominating (Chairman); Finance & Pension Committees

IRA D. HALL
Former President & Chief Executive Officer,
Utendahl Capital Management, L.P.
Finance & Pension (Chairman); Audit Committees

RONALD L. KUEHN, JR.
Chairman (non-executive), El Paso Corporation
Audit; Compensation & Management Development Committees

RAYMOND W. LEBOEUF
Former Chairman & Chief Executive Officer,
PPG Industries, Inc.
Audit (Chairman); Finance & Pension Committees

BOTTOM ROW LEFT TO RIGHT

LARRY D. MCVAY
Principal, Edgewater Energy Partners, LLC & Former
Chief Operating Officer, TNK-BP Holding
Audit; Finance & Pension Committees

G. JACKSON RATCLIFFE, JR.
Former Chairman, President & Chief Executive Officer,
Hubbell Incorporated
Finance & Pension Committee

WAYNE T. SMITH
Chairman, President & Chief Executive Officer,
Community Health Systems, Inc.
Compensation & Management Development (Chairman); Governance & Nominating Committees

H. MITCHELL WATSON, JR.
Former President, Sigma Group of America
Audit; Governance & Nominating Committees

ROBERT L. WOOD
Chairman, President & Chief Executive Officer,
Chemtura Corporation
Compensation & Management Development; Governance & Nominating Committees



END

PRAXAIR